Exhibit 99.1

In this Annual Information Form, we, us, our and BCE mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries, joint ventures and associates.

Each section of BCE’s 2010, 2011 and 2012 management’s discussion and analysis of financial condition and results of operations (BCE 2010 MD&A, BCE 2011 MD&A and BCE 2012 MD&A, respectively) that is referred to in this Annual Information Form is incorporated by reference herein.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 7, 2013, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Table of Contents

		PARTS OF MD&A AND FINANCIAL STATEMENTS
	ANNUAL	INCORPORATED BY REFERENCE (REFERENCE TO
	INFORMATION	PAGES OF THE BCE 2012 ANNUAL REPORT,
	FORM	EXCEPT WHERE OTHERWISE INDICATED)
Caution Regarding Forward-Looking Statements	2	31-33; 56-72
Corporate Structure	4
Incorporation and Registered Office	4
Subsidiaries	4
Description of Our Business	5
General Summary	5	23-27; 31-40
Strategic Imperatives	5	28-30
Competitive Strengths	6
Marketing and Distribution Channels	7
Networks	9	31-33; 56-72
Employees	12
Corporate Responsibility	13
Competitive Environment	16	56-60
Regulatory Environment	16	61-63
Intangible Properties	16
General Development of Our Business – Three-Year History	18
Transactions(1)	18
Corporate Initiatives	22	30; 31(2); 30(3)
Regulatory Environment	22	61-63; 58-61(2); 63-69(3)
Our Capital Structure	23
BCE Securities	23	116-117
Bell Canada Debt Securities	24	108-109
Ratings	25
Market for our Securities	27
Trading of our Securities	28
Our Dividend Policy	30
Our Directors and Executive Officers	31
Directors	31
Executive Officers	33
Directors’ and Executive Officers’ Share Ownership	33
Legal Proceedings	34
Interest of Management and Others in Material Transactions	37
Experts	37
Transfer Agent and Registrar	37
For More Information	38
Documents You Can Request	38
Other Information About BCE	38
Schedule 1 – Audit Committee Information	39
Schedule 2 – Audit Committee Charter	42

(1)	This section of the Annual Information Form also incorporates by reference BCE’s material change reports dated September 20, 2010 and April 1, 2011 with respect to the acquisition by BCE of the remaining 85% interest in CTV Inc. (formerly CTVglobemedia Inc. and now named Bell Media Inc.) it did not already own filed by BCE with the Canadian securities regulatory authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).
(2)	References to parts of the BCE 2011 MD&A contained in BCE’s annual report for the year ended December 31, 2011.
(3)	References to parts of the BCE 2010 MD&A contained in BCE’s annual report for the year ended December 31, 2010.

Caution Regarding Forward-Looking Statements

Certain statements made in this Annual Information Form including, but not limited to, our broadband fibre, Internet protocol television (IPTV) and wireless networks deployment plans, BCE’s dividend policy, the expected timing and completion of BCE’s proposed acquisition of Astral Media Inc. (Astral) and the benefits expected to result from the transaction, anticipated market shares, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts, are forward-looking statements. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as of March 7, 2013 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Annual Information Form are based on a number of assumptions that we believed were reasonable on March 7, 2013. Refer in particular to the section of the BCE 2012 MD&A entitled Business Outlook and Assumptions at pages 31 to 33 of the BCE 2012 annual report (BCE 2012 Annual Report), for a discussion of certain key economic, market and operational assumptions we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important factors that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, average revenue per unit and financial results the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services the increased adoption by customers of alternative television (TV) services variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities and other assets our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective information technology (IT) systems and the complexity and costs of our IT environment general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services

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Caution Regarding Forward-Looking Statements

  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service increased contributions to post-employment benefit plans

  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions the complexity of our product offerings and pricing plans

  labour disruptions

  employee retention and performance

  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership the theft of our direct-to-home (DTH) satellite TV services

  Bell Media Inc.’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures the adverse effect of new technology and increasing fragmentation in Bell Media Inc.’s TV and radio markets health concerns about radio frequency emissions from wireless devices

  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained stock market volatility

  our failure to evolve practices and effectively monitor and control fraudulent activities the expected timing and completion of the proposed acquisition by BCE of Astral is subject to approval by the Canadian Radio-television and Telecommunications Commission (CRTC), other closing conditions, termination rights and other risks and uncertainties; accordingly, there can be no certainty that the transaction will be completed or that anticipated benefits will be realized.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed throughout this Annual Information Form and the BCE 2012 MD&A and, in particular, in the sections of the BCE 2012 MD&A entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results, at pages 56 to 60, pages 61 to 63, and pages 64 to 72, respectively, of the BCE 2012 Annual Report.

We caution readers that the risks described above are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or financial performance.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 7, 2013. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

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Corporate Structure

INCORPORATION AND REGISTERED OFFICE

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and for a consolidation in the number of outstanding BCE Inc. common shares, (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares, and (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. First Preferred Shares. BCE Inc.’s head and registered offices are at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

SUBSIDIARIES

The table below shows BCE Inc.’s main subsidiaries, where they are incorporated or registered, and the percentage of voting securities that BCE Inc. beneficially owns or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2012.

	WHERE IT IS	PERCENTAGE OF VOTING SECURITIES
	INCORPORATED	THAT BCE INC. BENEFICIALLY HELD
SUBSIDIARY	OR REGISTERED	AT DECEMBER 31, 2012	(1)
Bell Canada	Canada	100%
Bell Mobility Inc. (Bell Mobility)	Canada	100%
Bell ExpressVu Limited Partnership (Bell ExpressVu)	Ontario	100%
Bell Media Inc. (Bell Media)	Canada	100%

(1)	BCE Inc. beneficially owns all the voting securities of Bell Mobility, Bell ExpressVu and Bell Media through Bell Canada, which directly or indirectly owns all the voting securities of each such subsidiary.

As at December 31, 2012, BCE Inc. and its subsidiaries also owned 44.1% of the issued and outstanding voting securities of Bell Aliant Inc. with the remaining interest publicly held.

Pursuant to an Amended and Restated Securityholder’s Agreement dated January 1, 2011, entered into between Bell Aliant Inc., Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP), Bell Aliant Regional Communications Inc., 6583458 Canada Inc., BCE Inc. and Bell Canada, BCE Inc. has the following rights with respect to Bell Aliant Inc. or Bell Aliant Regional Communications Inc.:

  For so long as BCE Inc. and its subsidiaries own a 30% or greater interest in Bell Aliant Inc., and provided that certain major commercial agreements are in place, BCE Inc. has the right to direct Bell Aliant Inc. with respect to the nomination of up to a majority of the directors of Bell Aliant Inc. and has the right to appoint a majority of the directors of Bell Aliant Regional Communications Inc.

  For so long as BCE Inc. and its subsidiaries own a 20% or greater interest in Bell Aliant Inc., BCE Inc. also has the ability to veto certain actions of Bell Aliant Inc. (such as certain material business plans and corporate transactions, material changes in business, leverage in excess of 2.5 times debt to earnings before interest, taxes, depreciation and amortization, the appointment and change of the chief executive officer and entering into material commercial agreements with our competitors).

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Description of Our Business

GENERAL SUMMARY

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: Bell Mobility wireless, high-speed Bell Internet and Bell Business Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets Internet protocol (IP)-broadband and information and communications technology (ICT) services. In 2012, we reported the results of our operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Bell, which encompasses our core operations, is the largest local exchange carrier in Ontario and Québec, and is comprised of our Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is a diversified Canadian multimedia company that, as described in more detail below, holds assets in TV, radio and digital media. We also own a 44.1% interest in Bell Aliant, the subsidiaries of which include the incumbent carrier in Canada’s Atlantic provinces and in rural areas of Ontario and Québec.

In addition to our operating segments, we also hold a 35.3% indirect equity interest in Q9 Networks Inc. (Q9), a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), and a minority equity interest in entities that operate the Montréal Canadiens Hockey Club and the Bell Centre in Montréal.

A discussion of the key acquisitions, investments and dispositions completed by BCE in the last three completed financial years, including the Q9 and MLSE transactions, and of the proposed acquisition of Astral, can be found under General Development of Our Business – Three-Year History – Transactions.

For the year ended December 31, 2012, we generated consolidated operating revenues of $19,975 million and consolidated net earnings of $3,053 million. Bell Wireline’s operating revenues totalled $10,220 million, Bell Wireless’ operating revenues totalled $5,573 million, Bell Media’s operating revenues totalled $2,183 million and Bell Aliant’s operating revenues totalled $2,761 million. A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2012 and 2011 can be found in the section entitled Financial Results Analysis in the BCE 2012 MD&A, at page 40 of the BCE 2012 Annual Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to the sections entitled 2012 Operating Highlights and Selected Annual and Quarterly Information in the BCE 2012 MD&A, at pages 34 to 36 and pages 36 to 39, respectively, of the BCE 2012 Annual Report.

Additional information regarding our business operations and the products and services we provide can be found in the section entitled About Our Business in the BCE 2012 MD&A, at pages 23 to 27 of the BCE 2012 Annual Report.

Finally, additional information regarding the business outlook of our Bell Wireline, Bell Wireless, Bell Media and Bell Aliant segments can be found in the section entitled Business Outlook and Assumptions in the BCE 2012 MD&A, at pages 31 to 33 of the BCE 2012 Annual Report.

STRATEGIC IMPERATIVES

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential and business customers.

Our strategy to deliver a better customer experience centres on our disciplined focus on the six strategic imperatives that underlie Bell’s business plan, namely:

  Invest in Broadband Networks and Services

  Accelerate Wireless

  Leverage Wireline Momentum

  Expand Media Leadership

  Achieve a Competitive Cost Structure

  Improve Customer Service

Additional information regarding our strategic imperatives can be found in the section entitled Strategic Imperatives in the BCE 2012 MD&A, at pages 28 to 30 of the BCE 2012 Annual Report.

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Description of Our Business

COMPETITIVE STRENGTHS

Canada’s Largest Communications Company

We are Canada’s largest communications company, offering a broad scope of products and services:

  We are the largest local exchange carrier in Canada. Bell operates an extensive local access network in the urban areas of Ontario and Québec, including in the greater metropolitan areas of Toronto and Montréal, the two most populous cities in the country. We offer a complete suite of wireline voice, wireless communication, Internet access, data and video product and service offerings to residential, business and wholesale customers.

  Bell operated approximately 5.6 million network access service lines, primarily in the urban areas of Ontario and Québec, and continued to hold over 50% of the market share in those provinces at December 31, 2012

  At December 31, 2012, Bell was the second largest wireless operator in Canada based on the number of subscribers, providing approximately 7.7 million subscribers with nationwide wireless service

  Bell is the largest digital TV provider in Canada, nationally broadcasting more than 500 all-digital TV and audio channels and a wide range of domestic and international programming to more than 2.1 million subscribers at December 31, 2012 through its DTH satellite TV service and Fibe TV, its IPTV service launched in September 2010

  Bell is the largest Internet service provider in Canada, providing approximately 2.1 million customers at December 31, 2012 with high-speed Internet access through fibre-optic, digital subscriber line (DSL) or wireless broadband technology

  Bell’s Business Markets unit serves the communications needs of Canadian businesses. Bell provides ICT solutions that include hosted and cloud services, managed solutions, professional services and infrastructure services in a number of key solution areas. Bell’s primary solution areas include: Internet and Private Networks; Voice and Unified Communications; Data Centre Solutions; Customer Contact Solutions; Security Solutions; Mobile Business Solutions; and Small Business Solutions. In each of these solution areas, Bell focuses on services where it can bring a unique and leading value proposition to its customers.

  Bell Aliant, the incumbent local exchange carrier in Atlantic Canada and rural areas of Ontario and Québec, operated approximately 2.5 million network access lines at December 31, 2012.

Our large customer base and our ability to sell through a variety of distribution channels, as discussed in more detail under Description of Our Business – Marketing and Distribution Channels, are key competitive advantages.

Wireless Momentum

Our Bell Wireless segment provides wireless services over technologically advanced wireless networks that are available to virtually all of the Canadian population. We offer a broad range of wireless voice and data communications products and services to residential and business customers through our portfolio of targeted brands, including Bell and Virgin Mobile.

Wireless is a key growth segment for Bell and we have established strategic priorities seeking to further enhance our offerings. Bell is focused on growing its market share of the incumbent wireless postpaid market through growing its presence in higher average revenue per unit geographies and customer segments, increasing points of retail distribution, improved sales execution and customer retention, and increased data service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance, and a broad handset offering should continue to improve our ability to attract and retain wireless customers. With the launch of a national high-speed packet access plus network (HSPA+ network) in November 2009 and the launch, beginning in the second half of 2011, of fourth generation (4G) long-term evolution (LTE) wireless service in most urban centres across Canada (our 4G LTE wireless network currently reaching approximately 73% of the Canadian population), we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive north american and international coverage. The approximate 700 retail stores of our national electronics retailer subsidiary, The Source (Bell) Electronics Inc. (The Source), gives us an increased presence in Canada’s highest-traffic mall locations and effectively increases the number of places where customers can buy Bell products and services. In addition, our products and services offered under the Virgin Mobile brand enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other flanker brands as well as the newer wireless entrants.

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Description of Our Business

Incumbent Service Provider with Market Leadership Position

Our market leadership position and our broad suite of product offerings act as a foundation for the other products and services we offer, providing us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a stand-alone basis, and allowing us to improve customer retention. Bell Fibe TV is driving strong multi-product bundle sales as we continue to expand our service footprint in communities across Ontario and Québec. The number of triple-play households – those that buy Home Phone, TV and Internet services – increased 13% in 2012 due to the positive impact of Fibe TV.

Bell’s Business Markets unit is also a consistent market-leading performer having established relationships with a majority of Canada’s 1,000 largest corporations. Bell’s Business Markets unit continues to deliver network-centric ICT solutions to large business and public sector clients that increase the value of connectivity services, which helps drive overall performance for Bell.

Our Significant Media Assets

Our acquisition on April 1, 2011 of the remaining 85% interest in CTV Inc. (now Bell Media) that we did not already own provided us with significant media assets. Acquiring Bell Media’s range of video content enhances the execution of our strategic imperatives by leveraging our significant broadband network investments, accelerating Bell’s video growth across all four screens, and achieving a competitive cost structure. Full ownership of Bell Media enables Bell to maximize strategic and operating synergies with Bell Media, including the efficiency of our content and advertising spend.

Through Bell Media, our key competitive advantage in the TV and radio broadcasting businesses is our position as the leading multimedia company in Canada with the following assets in TV, radio and digital:

  we own 28 conventional TV stations, including CTV, Canada’s leading TV network based on viewership we own and operate 30 specialty TV channels, including TSN, Canada’s leading specialty sports channel based on viewership and RDS, Canada’s leading French-language specialty sports channel also based on viewership. Our specialty channels offer more thematic depth and choice than any other specialty group.

  led by programs like The Big Bang Theory and The Amazing Race, CTV consistently holds the majority of Canada’s Top 20 most-watched programs at December 31, 2012, our 33 radio stations reached on average per week 7.6 million listeners from coast to coast we own and operate the most successful Canadian-owned online business in the Canadian digital landscape. At December 31, 2012, we ranked second only to Google (which includes YouTube) for video views, sixth in time spent viewing video, and seventh in unique visitors among all online properties in Canada, ahead of any Canadian-owned competitor.

  we offer a mobile TV service with live and on-demand access to content from Bell Media’s conventional TV networks, CTV and CTV Two, as well as real-time access to BNN, TSN, RDS, MTV and other top brands in news, sports and entertainment.

In addition to our industry leading position, our competitive strengths include our broad reach across Canada, our ability to acquire top programming for both conventional and specialty TV, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

MARKETING AND DISTRIBUTION CHANNELS

Bell Canada

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the Bell Bundle, which combines wireline local voice and long distance, high-speed Internet, TV and wireless services, our goal is to use a quadruple-play product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and video receivers, as well as other incentives, to stimulate customer acquisition and winbacks or to respond to competitive pressures in our markets.

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Description of Our Business

We focus our marketing efforts on a coordinated program of TV, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all of our markets. Promoting the Bell brand is complemented by the company’s other brand marketing efforts, reinforcing the awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brand plays a key role in product positioning. Our branding is straightforward and benefit-focused, and directly supports our strategy of delivering a better customer experience at every level.

Specifically for wireless, acquiring and retaining high-value postpaid subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber – a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is increasingly important as handset life cycles shorten. Our current wireless device portfolio includes many leading-edge devices, some launched as exclusive to Bell in the Canadian market. As the Canadian wireless market further matures and competition intensifies including as a result of Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new entrants in 2008, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

Bell delivers its products and services to residential customers through:

  a network of corporate and dealer-owned Bell, Bell Mobility and Virgin Mobile retail locations

  The Source’s approximately 700 retail locations

  national retailers such as Future Shop, Best Buy, Wal-Mart, Wireless Wave, T-Booth, Wireless Etc., Loblaws and a network of regional and independent retailers in all regions call centre representatives

  the bell.ca and virginmobile.ca websites.

Bell also offers customers the convenience of “One Bill” for Home Phone, Internet, TV and wireless services with a single point of contact.

Communications products and services, other than wireless, for Bell’s business customers are delivered by the Bell Business Markets unit. Products and solutions are sold to small, mid-sized and large business customers through web portals, call centres, and dedicated sales representatives, as well as select value-added resellers. We intend to continue to differentiate ourselves in the marketplace by enhancing our customer service levels and the breadth of our product and service offers by introducing unique fee-based service offerings in the market. Much of the procurement of our customers in this segment is completed through competitive bids that we win. In addition to basic communications services, the Bell Business Markets unit bundles products, services and professional services into fully managed, end-to-end, information and technology business solutions for its customers. It also partners with third parties to bid on and sell complex business solutions. We are focusing on increasing both the number of customers and the breadth of business solutions sold to these customers.

Bell’s wireless products and services are delivered to business customers by Bell Mobility through the same channels as those previously described for Bell Mobility services with respect to residential customers. In addition, Bell’s business customers are served by Bell’s nationwide sales team responsible for the sale of wireless products and services to business customers as well as the execution of sales contracts.

Communications products and services for Bell’s wholesale business are delivered by Bell’s Wholesale unit. They are sold through our dedicated sales representatives, web portals and call centres.

Bell Media

Bell Media’s TV customer base is comprised primarily of large advertising agencies, which place advertisements with Bell Media on behalf of their customers. Bell Media has contracts with a variety of broadcasting distribution undertakings (BDUs), under which monthly subscription fees for specialty TV services are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets. Bell Media’s conventional TV networks are delivered to Canadians through over-the-air broadcast transmission and through distribution by BDUs. Bell Media’s specialty

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Description of Our Business

TV channels are delivered through distribution arrangements with BDUs, and its radio stations are distributed through over-the-air transmission. In addition to these primary distribution channels, Bell Media distributes certain of its TV and radio programming through a variety of non-traditional means, such as mobile, Internet streaming and in-flight programming.

Bell Aliant

Bell Aliant sells its products and services through call centre representatives, independent dealer stores (certain of which are full service and certain of which sell small and mid-sized business products), value-added resellers and its family of websites. In addition to these channels, Bell Aliant sells products and services to larger business customers through dedicated sales representatives and competitive bids. As well, Bell Aliant facilitates customer payments at numerous payment locations in New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. During 2012, Bell Aliant continued to implement measures to simplify and improve various types of customer interactions.

NETWORKS

The telecommunications industry is evolving rapidly as the industry continues to move from multiple service-specific networks to IP-based integrated communications networks where voice, data and video traffic all travel on a single network. Bell and Bell Aliant continue to work with key vendor partners to expand their national multi-services IP-enabled networks. Our communications networks provide wireline and wireless voice, data and video services to customers across Canada.

Our infrastructures include:

  national transport networks for voice, data and video traffic, including Internet traffic urban and rural access networks and infrastructures for delivering services to customers national wireless networks that provide voice, data and video services.

Bell’s DTH satellite TV services are provided using satellites operated by Telesat Canada (Telesat).

Wireline

Voice and Data Network

Our national voice and data network consists of an optical fibre network, with built-in redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo and Seattle in the United States.

Bell’s network in major Canadian cities provides state-of-the-art high-speed access at gigabit speeds based on IP technology. Bell and Bell Aliant operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business grade IP virtual private network (IPVPN) services that connect our customers’ offices and data centres throughout Canada and around the world. The IPVPN service is the foundation platform required for the delivery of ICT solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP Telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, Bell and Bell Aliant maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec and the Atlantic provinces.

In 2011, we completed the upgrade of our 40 gigabit fibre-based national backbone network spanning more than 7,800 kilometers across Canada as well as points of presence in New York, Chicago, Boston, Buffalo and Seattle. Bell was the first Canadian carrier to deploy 40 gigabit technologies to improve reliability and to increase network capacity to support rapidly growing volumes of wireless and Internet usage carried on our networks. The next phase of the program, which began in 2012, is to progressively upgrade and deploy 100 gigabit technologies at key traffic routes.

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Description of Our Business

High-Speed Fibre Deployment – Internet and TV Services

As discussed in more detail below, our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our FTTN, FTTB and FTTH (as such terms are defined below) initiatives.

First, Bell has been upgrading its access infrastructure by deploying fibre closer to its residential customers using fibre-to-the-node (FTTN) technology. Second, Bell has also been deploying high-speed fibre access directly to multiple-dwelling units (MDUs) and key business locations and data centres, throughout the Québec-Windsor corridor, under a fibre-to-the-building (FTTB) initiative. Third, Bell has started and plans to continue deploying high-speed fibre-to-the-home (FTTH) technology in Ontario and Québec as follows.

One of the first FTTH deployments in Canada, Bell’s Québec City region initiative is the largest city-wide FTTH roll-out in the country to-date. In our view, FTTH, in which optical fibre cables are used to connect each and every home, is an ideal network architecture to support future bandwidth-demanding IP services and applications. Since the Québec City region is served largely by “aerial” infrastructure, above-ground wiring on utility poles, these extensive fibre deployments can be accomplished much faster and more economically than in centres with underground infrastructure. With an investment of more than $225 million to deploy fibre optic technology directly to homes and businesses, we launched our next-generation Fibe service in Québec City on March 12, 2012, supporting enhanced competition and choice in the Québec market with the latest broadband TV, Internet and Home Phone services.

Bell also continued to deploy FTTH to all new urban and suburban housing developments in Ontario and Québec. This is in addition to Bell Canada’s ongoing deployment of FTTB to MDUs and business locations.

Our residential fibre-optic Internet service, marketed as Bell Fibe Internet, is enabled by Bell’s FTTN and FTTH networks, providing download speeds of up to 50 Mbps in areas of Ontario and Québec that are served by our FTTN network, and up to 175 Mbps for customers with FTTH. Fibe Internet also employs advanced tools to proactively monitor and optimize speeds. We also offer DSL-based Internet service in areas where Fibe Internet is not available, with download speeds of up to 5 Mbps.

Additionally, Bell launched in September 2010 its Bell Fibe TV service in several Toronto and Montréal neighbourhoods. Since that time, Bell has significantly expanded its Fibe TV service footprint, which encompassed approximately 3.3 million households across the Greater Montréal Region and the Greater Toronto Area as well as in Québec City at December 31, 2012. Delivered over our advanced high-speed fibre-optic network and powered by Microsoft’s Mediaroom multimedia software, Fibe TV complements our national TV satellite service and expands TV choice and competition in major urban markets where cable has dominated. Bell Fibe TV offers a wide range of flexible programming options and innovative features, including a whole-home personal video recorder, the ability to record multiple programs simultaneously, a picture-in-picture program guide, advanced search capabilities, and the fastest channel change capability on the market today.

Since 2010, Bell Aliant has been deploying FTTH and FTTB technology in various locations in Atlantic Canada. This has brought an advanced broadband network using 100% fibre-optic technology directly to homes and businesses in those locations and has allowed Bell Aliant to deliver its new “FibreOP” branded Internet and TV service. The virtually 100% aerial nature of Bell Aliant’s network infrastructure and the relatively low population densities in Atlantic Canada makes the cost of FTTN and FTTH/FTTB very similar in those markets.

On April 13, 2011, Bell Aliant launched its next generation of Internet and TV service with FibreOP 2.0. FibreOP 2.0 introduces more speed and functionality to customers for the same price. FibreOP 2.0 TV also provides enhanced functions and features for TV. Existing FibreOP Internet customers were upgraded to the new FibreOP 2.0 Internet product with no additional fees or need for an equipment upgrade. Bell Aliant also upgraded existing Bell Aliant TV customers and FibreOP TV customers to the new TV product.

In July 2012, Bell Aliant introduced FibreOP service in Sudbury, Ontario, its largest market outside of Atlantic Canada.

As of the end of 2012, Bell Aliant’s FibreOP services were available to 656,000 homes and businesses in Atlantic Canada and Ontario, while Bell Aliant’s high-speed Internet service was available to over 86% of homes in Bell Aliant’s operating territory.

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Description of Our Business

Our forward-looking statements referred to in the above sections Voice and Data Network and High-Speed Fibre Deployment – Internet and TV Services relating to plans to upgrade and/or deploy optical fibre networks assume, in particular, that municipal consents required by us in order to install network equipment on municipal property will be issued on a timely basis. The failure by municipalities to issue such consents or to issue such consents in accordance with our schedules could result in our inability to upgrade and/or deploy optical fibre networks in certain areas or in significant delays in our pace of upgrade and/or deployment. In addition, our forward-looking statements referred to in such sections relating to plans to upgrade and/or deploy optical fibre networks assume the availability of the required capital which, in turn, is based on our ability to either generate cash flows from operations or raise financing. Our ability to generate cash flows from operations depends on our business performance which, in turn, is based on certain key economic, market and operational assumptions that are discussed in the section entitled Business Outlook and Assumptions in the BCE 2012 MD&A, at pages 31 to 33 of the BCE 2012 Annual Report. Our ability to generate cash flows from operations is also subject to various risks, which could affect our business, including competitive, regulatory, technological, economic and financial risks. Our ability to raise financing depends on our ability to access the public equity and debt capital markets and the bank credit market which, in turn, is based on prevailing market conditions and the outlook for our business and credit ratings at the time the capital is raised. Refer to the sections entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results in the BCE 2012 MD&A, at pages 56 to 60, pages 61 to 63, and pages 64 to 72, respectively, of the BCE 2012 Annual Report for a description of risks that could affect our business and our ability to generate cash flows from operations, and to the risk entitled If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets for a description of risks that could affect our ability to raise financing.

Bell DTH Satellite TV Service

We provide DTH satellite TV service nationwide under the Bell TV brand. Pursuant to a set of commercial arrangements between Bell ExpressVu and Telesat, Bell ExpressVu currently has four satellites under contract with Telesat, including Nimiq 6, which was successfully launched and brought into full service in mid-2012. Telesat operates or directs the operation of these satellites, which are used by Bell ExpressVu to provide its DTH satellite TV service.

Wireless

Bell provides wireless connectivity through the use of its own wireless facilities as well as the facilities of other wireless carriers that Bell may access through contractual arrangements. We have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our multiple high-speed data networks, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, including devices from Apple, Samsung, BlackBerry, HTC and LG, touch screen tablets and other devices designed for data services such as machine to machine (M2M) communications, e-mail, messaging, Internet access and social networking.

HSPA+ Network

Our wireless HSPA+ network, launched in November 2009, offers high-speed mobile access of up to 21 Mbps to over 97% of the Canadian population at December 31, 2012, and covers thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. Our HSPA+ network also supports international roaming in more than 200 countries. The vast majority of the site connectivity for the new HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability. In November 2010, Bell became the first wireless company in North America to deploy leading-edge dual carrier (DC) technology, which doubles the speed of HSPA+ mobile data service from up to 21 Mbps to as high as 42 Mbps when using DC capable modem devices or smartphones. At December 31, 2012, Bell’s 42 Mbps dual cell service was available to over 83% of the Canadian population.

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Description of Our Business

4G LTE Network

Bell was also the first wireless service provider in Canada to launch a 4G LTE network in the Greater Toronto Area in September 2011. With Bell’s LTE wireless network coverage, customers have data access speeds similar to broadband connections and significantly faster than our HSPA+ network originally launched in November 2009, making it easier for users to download applications, stream high-definition videos and music, play on-line games or video conference and chat with virtually no delays or buffering. We are focused on an urban roll-out first, with the timing of broader rural and remote coverage deployments contingent on the outcome of Industry Canada’s 700 megahertz (MHz) spectrum auction. In March 2012, Industry Canada released its decision on a policy and technical framework for licensing 700 MHz spectrum. Rather than a spectrum set-aside, as it employed in the 2008 AWS auction, Industry Canada will implement spectrum caps in the 700 MHz spectrum auction. The spectrum cap will limit Bell, and other large licensees, to obtaining only one of the four paired spectrum blocks that line up with the 700 MHz spectrum holdings of the two largest wireless service providers in the U.S. Additional rural deployment requirements will apply, applicable in any area where a carrier has access to two or more paired blocks of spectrum. Refer to the section of the BCE 2012 MD&A entitled Our Regulatory Environment – Radiocommunication Act – 700 MHz Spectrum Auction at page 63 of the BCE 2012 Annual Report for a more detailed discussion of the upcoming 700 MHz spectrum auction.

Our LTE wireless network reached over 23 million Canadians, or more than 67% of the Canadian population, coast-to-coast in 9 provinces and 2 territories at December 31, 2012, and currently reaches approximately 73% of Canadians. We intend to further expand LTE wireless service to more Canadian cities and towns in 2013. Deployment of LTE in rural areas of Canada is expected to occur only if Bell Canada is successful in obtaining 700 MHz spectrum.

3G/CDMA Network

In addition to our LTE and HSPA+ networks, we operate a national 3G code division multiple access (CDMA) evolution, data optimized (EVDO) network covering 99% of Ontario’s and Québec’s populations and approximately 97% of Atlantic Canada’s population at December 31, 2012. Our CDMA network also covers major cities in the provinces of Alberta and British Columbia. At the end of 2012, Bell’s EVDO network covered over 90% of the Canadian population. EVDO delivers high-speed mobile services with data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment. Bell plans to continue operating its CDMA network for the foreseeable future.

Wi-Fi Locations

Bell Mobility also operates approximately 3,500 public Wi-Fi hotspots at McDonald’s, Chapters/Indigo and Tim Hortons retail outlets across Canada, in addition to tens of thousands of Wi-Fi hotspots managed through our Bell Business Markets unit at enterprise customer locations.

EMPLOYEES

The table below shows the number of our employees as at December 31, 2012 and 2011.

NUMBER OF EMPLOYEES AT DECEMBER 31	2012	2011
Bell Wireline segment	35,940	34,800
Bell Wireless segment	7,210	7,750
Bell Media segment	5,650	6,000
Bell Aliant segment	6,700	6,700
Total(1)	55,500	55,250

(1)	The total number of Bell employees at the end of 2012 was 48,800, up from 48,550 at December 31, 2011, due primarily to an increased workforce in our field services operations to support our ongoing IPTV roll-out and service quality initiatives, as well as an increase in the number of The Source retail stores across Canada. This increase was partly offset by a decreased workforce across our Bell Wireless, Bell Wireline and Bell Media segments attributable mainly to normal attrition, retirements and productivity improvements.

Approximately 46% of the BCE group employees are represented by unions and are covered by collective agreements.

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Description of Our Business

The following collective agreements covering 100 or more employees were ratified in 2012:

  the collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and CTV Agincourt covering approximately 490 employees expired on December 31, 2011. A new collective agreement was ratified on April 30, 2012.

  the collective agreement between the CEP and Bell Aliant covering approximately 650 craft employees expired on November 30, 2011. A new collective agreement was ratified on June 26, 2012.

  the collective agreement between the CEP and CTV Calgary/Edmonton (Alberta) covering approximately 310 employees expired on December 31, 2011. A new collective agreement was ratified on July 27, 2012.

  the collective agreement between the United Steel Workers of America (USWA) and Nordia Inc. (Nordia) in Kitchener covering approximately 380 employees expired on November 30, 2012. A new collective agreement was ratified on November 26, 2012.

  the collective agreements between Les Métallos and Nordia in Québec City and Sherbrooke covering approximately 620 employees expired on December 31, 2012. A new collective agreement was ratified on December 18, 2012.

  the collective agreement between the CEP and Bell Canada covering approximately 4,585 craft employees expired on November 30, 2012. A new collective agreement was ratified on December 21, 2012.

The following collective agreements covering 100 or more employees will expire in 2013:

  the collective agreement between the Confédération des Syndicats Nationaux (CSN) and Le Réseau des sports (RDS) Inc. covering approximately 155 employees will expire on April 10, 2013.

  the collective agreement between the CEP and Bell Canada covering approximately 5,700 clerical employees will expire on May 31, 2013.

  the collective agreement between the Teamsters and Bell Aliant covering approximately 160 craft employees will expire on July 22, 2013.

  the collective agreement between the CEP and CFPL-TV, a division of CTV Limited (now Bell Media), covering approximately 105 employees will expire on August 31, 2013.

  the collective agreement between the CEP and Bell Canada covering approximately 100 operators will expire on November 24, 2013.

  the collective agreement between the CEP and CFCF Television, a division of Bell Media, covering approximately 115 employees will expire on December 31, 2013.

  the collective agreement between the CEP and Bell Canada covering approximately 835 sales employees will expire on December 31, 2013.

  the collective agreement between the International Brotherhood of Electrical Workers (I. B. E. W.) and Northwestel Inc. covering approximately 386 clerical and craft employees will expire on December 31, 2013.

The following describes the status of a collective agreement covering 100 or more employees that has already expired:

  the collective agreement between the CEP and Bell Aliant covering approximately 145 clerical employees expired on May 31, 2012. Following a federal mediation and conciliation services process which took place in February 2013, the CEP agreed to present a proposal from Bell Aliant to its members.

CORPORATE RESPONSIBILITY

General

We are committed to the highest standards of corporate responsibility and we seek to integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and us while minimizing, where we can, any negative impact our activities may generate. In line with this commitment, in 2006, we adopted a resolution to support the United Nations Global Compact, a set of universal principles addressing human rights, labour, environmental and anti-corruption issues.

Since 2012, BCE’s corporate responsibility strategy, including security, environmental and health and safety (SEHS) risks and opportunities, is overseen by the Security, Environmental and Health & Safety Oversight Committee, an officer level committee. The committee’s role is to ensure that BCE’s corporate strategies on SEHS are well integrated and aligned across all parts of its business, with the intent of minimizing financial and reputational risks and maximizing business opportunities.

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Description of Our Business

BCE has implemented a range of social and environmental policies which are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders including: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a diverse and safe workplace; and protecting the environment. The policies include among others:

  Code of Business Conduct

  Privacy Policy

  Environmental Policy

  Supplier Code of Conduct

  Procurement Policy

  Political Contributions Policy

  Mandatory Reporting of Internet Child Pornography

  Health and Safety Policy

On February 13, 2013, BCE won the Excellence in Governance Award for very large enterprises in the 11th annual competition organized by Les Affaires newsmagazine and Korn/Ferry International, a leading executive recruiting firm. This award recognizes boards of directors that have distinguished themselves through excellent governance in corporate social responsibility.

In 2012, BCE was ranked 13th in the world on the Newsweek Green Rankings and was also listed in MacLean’s Top 50 Socially Responsible Companies in Canada. BCE is part of socially responsible investment indices such as the FTSE4Good Index and the Jantzi Social Index. BCE was also identified as Prime Responsible Social and Environmental investment by oekom research, has been selected for inclusion in the Ethibel EXCELLENCE Investment Register, and has also been included in the Storebrand Trippel Smart/SPP Global Top 100 sustainable global equity fund.

Bell Canada is an active member of the Global e-Sustainability Initiative (www.gesi.org), an international organization that promotes sustainable development in the ICT industry. Part of its involvement includes the promotion of ICT as a solution to climate change by enabling travel reduction and dematerialization. Monitoring and reducing energy consumption is a key priority at Bell Canada because of its positive impact on the environment and the economy. We report on our carbon footprint and carbon reduction initiatives through the Carbon Disclosure Project since the early beginnings in 2004.

Details on the performance of our programs and initiatives can be found under the heading Responsibility on BCE’s website at www.bce.ca.

Community

Bell Canada is committed to advancing mental health across Canada through the Bell Let’s Talk mental health initiative. Mental illness affects millions of Canadians yet this major health issue remains significantly underfunded, misunderstood and stigmatized. With 1 in 5 Canadians expected to suffer from mental illness during their lifetimes, everyone has a family member, friend or colleague who has struggled with mental illness. The impact on the Canadian economy is staggering with an estimated $51 billion each year in lost productivity and approximately 500,000 Canadians absent from work each day due to mental health issues.

On September 21, 2010, Bell Canada announced its five-year, $50 million initiative supporting an extensive range of programs to enhance mental health in every aspect of Canadian life. The Bell Let’s Talk mental health initiative has 4 action pillars: anti-stigma, enhanced care and access, new research and workplace leadership. This initiative is the largest-ever corporate effort to promote mental health in Canada.

In 2011, Bell Canada was named the recipient of the 2012 Freeman Philanthropic Services Award for Outstanding Corporation for the Bell Let’s Talk Mental Health Initiative by the Association of Fundraising Professionals.

During 2012, Bell made new commitments within the program to several initiatives, including partnerships with the Douglas Mental Health University Institute, Queen’s University, Ontario Shores, and Kids Help Phone. On August 21, 2012, Bell announced it will be presenting the largest-ever fundraising event for mental health in Québec, the “Bal des lumières”, to be held at the Bell Centre in Montréal on March 20, 2013. The 2012 Bell Let’s Talk Event held on October 11, 2012 contributed an additional $1.5 million to support world-leading care and research at the Centre for Addiction and Mental Health Foundation. In 2012,

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Description of Our Business

the Bell Let’s Talk Community Fund gave $1 million in grants to 60 community-based organizations, charities and hospitals across the country. Through the Bell Let’s Talk Community Fund, organizations, agencies and hospitals across the country can apply for grants of up to $50,000 for community-based mental health initiatives.

Because the challenge of stigma remains the primary reason an estimated two-thirds of people with mental health problems do not receive the help they need, Bell continues to invite Canadians to talk about the issue. The third annual Bell Let’s Talk Day on February 12, 2013, led by national spokesperson Clara Hughes and joined by Stefie Shock, Michel Mpambara and Seamus O’Regan, worked to promote discussion and understanding of mental illness while raising new funds for Canadian mental health. With over 96 million text messages, long distance calls, tweets and Facebook shares made that day by Bell Canada and Bell Aliant customers, Bell Canada’s 5-cent donation per text message, long distance call, tweet and Facebook share meant that $4,813,313.30 was raised to support mental health programs across the country. The Bell Let’s Talk Community Fund further announced on January 14, 2013 that it would be distributing $1 million in 2013 to local organizations across Canada that are working to end stigma and increasing access to mental health care.

To learn more, please visit bell.ca/letstalk.

Between mental health and their other initiatives, Bell Canada and Bell Aliant contributed over $18 million in community investment in 2012. Bell Canada and Bell Aliant employees and pensioners also donated over $1.5 million in charitable gifts and logged over 346,000 hours in volunteer time.

Environment

BCE’s environmental policy affirms:

  our commitment to environmental protection

  our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process.

The policy is reviewed annually and contains principles that support our goals, varying from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize resources and waste.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has an environmental management and review system in place, that:

  provides early warning of potential problems

  identifies management and cost-saving opportunities

  establishes a course of action

  ensures ongoing improvement through regular monitoring and reporting.

In 2009, Bell Canada obtained the ISO 14001 certification for its environmental management system (Registration number: EMS 545955). Bell Canada is the only telecommunications company in Canada to have obtained this certification. The certification covers all of Bell Canada’s businesses including landline, wireless, TV and Internet services in addition to related administrative functions. Bell Canada has maintained the certification for the first three-year cycle and was recertified in 2012 for another three-year cycle. Since 2010, Bell Canada obtained BOMA BESt certification for 37 of its buildings across Canada and obtained LEED certification for its Montréal campus, LEED Silver for its Mississauga campus expansion, and will seek to obtain certification for additional buildings throughout 2013, including LEED Gold for its newly constructed data center.

One of Bell Canada’s key tools is the corporate environmental action plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives.

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Description of Our Business

For the year ended December 31, 2012, Bell Canada spent $21.4 million on environmental activities, 50% of which was expensed and 50% of which was for capital expenditures. For 2013, Bell Canada has budgeted $23.9 million (56% for expenses and 44% for capital expenditures) to seek to ensure that its environmental policy is applied properly and its environmental risks are minimized.

Bell Aliant has a comprehensive environmental policy for Atlantic Canada that affirms its goal to work to create a sustainable future by integrating long-term economic, environmental and social considerations into the way the business is operated. The policy provides for the identification of activities and situations which may have potential to harm the environment, and the implementation of environmentally positive practices and preventive measures. Bell Aliant’s program seeks to ensure that it complies with all environmental regulatory requirements and that its activities are carried out in a manner that minimizes risk to the environment through a continuous improvement process.

Bell Aliant manages its environmental program through processes similar to those employed by Bell Canada, and collaborates on many levels to seek harmonization with Bell Canada’s environmental program. Bell Aliant has adopted an action plan that sets out specific environmental goals for 2013.

COMPETITIVE ENVIRONMENT

A discussion of our competitive environment can be found in the section entitled Our Competitive Environment in the BCE 2012 MD&A, at pages 56 to 60 of the BCE 2012 Annual Report.

See also Description of Our Business – Competitive Strengths in this Annual Information Form for more information concerning our competitive position.

REGULATORY ENVIRONMENT

A discussion of the legislation that governs our business as well as government consultations and recent regulatory initiatives and proceedings affecting us can be found in the section entitled Our Regulatory Environment in the BCE 2012 MD&A, at pages 61 to 63 of the BCE 2012 Annual Report.

More information with respect to the Canadian ownership restrictions on BCE’s common shares can be found under Our Capital Structure – BCE Securities – BCE Preferred Shares, Common Shares and Class B Shares in this Annual Information Form.

INTANGIBLE PROPERTIES

We use various works protected by intellectual property rights which we own or for which we have been granted rights to use. These works include brand names, customer lists, copyrights, patents and trade-marks. This intellectual property is important to our operations and our success. In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and benefit-focused, and directly supports our strategy of delivering a better customer experience at every level.

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Description of Our Business

The table below is a list of trade-marks that are referred to and used as such in this Annual Information Form and their owners.

OWNER	TRADE-MARK
BCE Inc.	BCE
Bell Aliant Regional Communications, Limited Partnership	Aliant
FibreOP
Bell Canada	Bell
Bell Centre
Bell Internet
Bell Media
Bell Mobility
Fibe
Let’s Talk
xWave
Bell ExpressVu Limited Partnership	ExpressVu
Bell Media Inc.	CFCF
CTV
CTVglobemedia
BNN
Nordia Inc.	Nordia
Northwestel Inc.	Northwestel
The Source (Bell) Electronics Inc.	The Source
The Sports Network Inc.	RDS
TSN
Virgin Enterprises Limited	Virgin Mobile

Other trade-marks or corporate, trade or domain names used in this Annual Information Form are the property of their owners. Our trade-mark rights are perpetual provided that their registrations are renewed on a timely basis when applicable and that the trade-marks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trade-marks including prosecuting infringers. We take great care not to infringe on the intellectual property and trade-marks of others.

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General Development of Our Business – Three-Year History

In line with our strategic imperatives described under Description of Our Business – Strategic Imperatives in this Annual Information Form, during the last three completed financial years we have entered, or proposed to enter, into transactions and implemented various corporate initiatives that have influenced the general development of our business. Our regulatory environment has also influenced the general development of our business during this three-year period. These principal transactions and corporate initiatives and effects of our regulatory environment are discussed below.

TRANSACTIONS

Proposed Acquisition of Astral

On March 16, 2012, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Montréal-based Astral. Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada. The transaction was valued at approximately $3.38 billion, including net debt of $380 million, and is expected to be funded with a combination of cash (approximately 75% of the equity purchase price) and BCE common equity (approximately 25%), with BCE retaining the right to replace common equity with cash, in whole or in part, at closing. On May 24 and May 25, 2012, the transaction was approved by over 99% of Astral shareholders and by the Québec Superior Court, respectively. The transaction is expected to provide multiple benefits to BCE, including enhancing our competitive position in French-language broadcasting in Québec, control over content costs, and increased opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising.

On October 18, 2012, the CRTC issued Broadcasting Decision CRTC 2012-574 denying BCE’s original application to acquire Astral. On November 19, 2012, BCE and Astral amended the terms of the proposed transaction and subsequently submitted a new proposal to the CRTC for approval, seeking to address the public interest concerns outlined by the CRTC in its decision. Such application was later further amended to reflect certain terms of the consent agreement dated March 4, 2013 between the Competition Bureau and BCE, described below. The new application was made public by the CRTC on March 6, 2013 and outlines a number of divestitures (eleven pay and specialty TV services as well as ten radio stations).

Under the revised proposal, BCE will retain eight Astral TV services: the French-language SuperÉcran, CinéPop, Canal Vie, Canal D, VRAK TV and Z Télé, and English-language services The Movie Network, which includes HBO Canada, and TMN Encore. BCE will also retain 77 Astral radio stations and Astral’s national out-of-home advertising business. The retained properties represent approximately 77% of Astral’s EBITDA. On March 4, 2013, BCE reached an agreement with Corus Entertainment Inc. (Corus) whereby Corus will acquire Astral’s share of six TV joint ventures (the bilingual Teletoon/Télétoon service, English-language Teletoon Retro and Cartoon Network (Canada) and French-language Télétoon Rétro, Historia and Séries+ ) as well as two Astral radio stations in Ottawa (CKQB-FM and CJOT-FM). Valued at $400.6 million, the Corus transaction is also subject to applicable regulatory approvals.

Under the revised proposal, BCE has also committed to dispose of five additional TV services (the English-language Family (including Disney Junior English) and Disney XD services, and the French-language Disney Junior, Musimax and MusiquePlus services) and eight English-language radio stations (Astral FM stations CHHR and CKZZ (Vancouver), CFQX (Winnipeg) and CHBM (Toronto), Bell Media FM stations CKCE (Calgary), CHIQ (Winnipeg) and CFXJ (Toronto) and Astral AM station CISL (Vancouver)), in an auction process that is under way.

Overall, the divestitures will result in BCE having a French-language viewing share of 23.0%, below competitor Québecor’s 30.5% share. In English-language viewership, Bell Media will have a 35.7% share, 2.0% more than Bell Media’s current share.

The new proposal also includes a revised package of tangible benefits in an amount of $174.6 million to result in the development and promotion of exceptional new Canadian TV and film content in French and English, significant new investment in radio and emerging musical talent, and new and enhanced initiatives to grow media training and consumer participation in Canadian broadcasting. The proposed benefits package includes $124.6 million in TV benefits, approximately 15%, or $18.7 million, of which will be invested in social benefits, and approximately 85%, or $105.9 million, of which will be allocated to independent on-screen productions, with $73.1 million dedicated to French-language programming and $32.8 million to English-language programming. In radio, the new proposal provides for $50 million in benefits to develop emerging musical talent, showcase Canada’s rising stars, and open new doors to action and education in Canadian music.

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General Development of Our Business – Three-Year History

The CRTC has announced that it will hold a public hearing commencing the week of May 6, 2013 to consider the new proposal for BCE’s acquisition of Astral. On March 4, 2013, BCE received Competition Bureau clearance for its proposed acquisition of Astral based on a consent agreement under which BCE is required to divest the same TV services and radio stations identified in BCE’s revised proposal to the CRTC. This consent agreement, which describes the terms of the Competition Bureau clearance, was registered with the Competition Tribunal on March 4, 2013.

As a result of the amendments made to the terms of the original definitive agreement between Astral and BCE, BCE’s regulatory covenants have been modified and the outside date for completion of the transaction was postponed to June 1, 2013 with each of Astral and BCE having the right to further postpone it to July 31, 2013, if required to obtain the remaining necessary regulatory approvals. A break-up fee of $150 million is payable by BCE to Astral should the proposed transaction not close before the outside date for failure to obtain regulatory approvals. On February 1, 2013, Astral paid a one-time cash dividend of $0.50 per share on its class A non-voting shares and class B subordinate voting shares. The consideration payable to Astral shareholders remains unchanged under the amended definitive agreement. Holders of class A non-voting shares and class B subordinate voting shares of Astral will receive cash or a combination of cash and up to $750 million of BCE common shares, representing a value of $50.00 and $54.83 per share, respectively.

The expected timing and completion of the proposed acquisition by BCE of Astral is subject to, in addition to approval by the CRTC, other closing conditions, termination rights and other risks and uncertainties. Given the need for regulatory approval from the CRTC, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. Refer to Astral’s Notice of Special Meeting of Shareholders and Management Information Circular dated April 19, 2012 (Astral Circular) for a detailed description of the relevant closing conditions, termination rights and other risks and uncertainties applicable to the proposed transaction, subject to the changes made to the information set out in the Astral Circular by the amending agreement to the arrangement agreement entered into by Astral and BCE on November 19, 2012, which agreement was filed by Astral with the Canadian securities regulatory authorities together with a related material change report.

In addition, the completion of the divestitures set forth in the consent agreement entered into with the Competition Bureau and in the proposal submitted to the CRTC, including the proposed sale to Corus of Astral’s share of certain TV joint ventures and certain radio assets, and the proposed auction process for the sale of certain TV assets and radio stations, are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, approval by the CRTC and the Competition Bureau. Accordingly, there can be no assurance that the proposed sale transactions will occur. In the case of the proposed sale transaction to Corus, there is also no assurance that it will occur on the terms and conditions currently contemplated, and such proposed sale could be modified, restructured or terminated. Unless the required divestitures can be completed by the time BCE’s acquisition of Astral is completed, the assets to be divested will from that time be held in trust until completion of their respective divestiture processes.

BCE is proposing to acquire Astral to strengthen its competitive position in the communications industry, particularly in French language broadcasting in Québec, and to create the opportunity to realize certain benefits. Achieving the anticipated benefits depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as BCE’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of BCE. The consummation of the proposed transaction and the integration require the dedication of substantial management effort, time and resources which may divert management’s focus from other strategic opportunities and from operational matters during this process. The consummation of the proposed transaction and the integration process may lead to greater-than-expected operational challenges and costs, expenses, liabilities, customer loss and business disruption for BCE and, consequently, the failure to realize, in whole or in part, the anticipated benefits.

19   BCE Inc. | 2012 Annual Information Form |

General Development of Our Business – Three-Year History

Key Completed Transactions

In line with our strategic imperatives, from 2010 to 2012, we have concluded certain transactions that have influenced the general development of our business. More information with respect to these transactions is provided in the table below.

TRANSACTION	KEY CHARACTERISTICS
Partnership with Cirque du Soleil (Cirque) in new Québec-based content development entity (2012)

  On December 6, 2012, Bell Media and Cirque formed a new partnership, Cirque du Soleil Media Limited Partnership, to develop Québec-based media content for TV, film, digital, and gaming platforms

  Bell Media’s multi-million dollar investment in Cirque du Soleil Media Limited Partnership is an extension of its strategy of investment in the development and distribution of Québec content. Cirque’s investment includes its current slate of development projects, as well as the new 3-D feature film, Cirque du Soleil: Worlds Away.

Acquisition of an ownership interest in Q9 (2012)

  On October 16, 2012, an investor group comprising BCE, Ontario Teachers’ Pension Plan Board (Teachers’), Providence Equity Partners LLC (Providence) and Madison Dearborn Partners LLC (Madison Dearborn) acquired Canadian data centre operator Q9

  Of the $1.1 billion purchase price, Teachers’, Providence and Madison Dearborn together contributed $430 million and BCE provided $185 million of the equity funding. New debt financing by Q9 also funded a portion of the acquisition price.

  Our Business Markets unit further concluded a commercial arrangement with Q9 seeking the continued growth of their respective businesses

  Concurrent with the acquisition closing and entering into the commercial arrangement, BCE and its partners settled the reverse break-fee proceedings initiated in 2008 after the termination of the proposed privatization of BCE. Under the settlement, BCE received certain non-cash consideration, including increased equity ownership in Q9, and a path to full ownership with an option at a favourable valuation to acquire the partners’ entire equity interest in Q9 in the future.

  As a result of this transaction, BCE holds an indirect 35.3% equity interest in Q9

  Q9 is Canada’s leading provider of outsourced data centre solutions such as hosting, co-location and cloud computing services. Subject to the terms of its commercial agreement with us, Q9 will continue to operate as a stand-alone entity and existing Q9 management will continue to operate the company.

Acquisition of an ownership interest in MLSE (2012)

  On August 22, 2012, BCE, together with the BCE Master Trust Fund (Master Trust), an independent trust that holds pension fund investments serving the pension obligations of BCE Group pension plans, jointly with Rogers Communications Inc. (Rogers), acquired a net 75% equity interest in MLSE. Kilmer Sports Inc. concurrently increased its 20.5% ownership stake in MLSE to 25%.

  BCE’s cash contribution totalled $398 million, representing a 28% indirect equity interest in MLSE, while the Master Trust contributed $135 million. BCE and the Master Trust own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest.

  Pursuant to its arrangements with the Master Trust, BCE has an obligation to repurchase the Master Trust’s interest at a price not less than an agreed minimum price should the Master Trust exercise its put option

  MLSE is a sports and entertainment company that owns the Toronto Maple Leafs, the Toronto Raptors, the Toronto Marlies and the Toronto FC. MLSE also holds real estate and entertainment assets in Toronto, including the Air Canada Centre and the Maple Leaf Square condominium and commercial complex, operates three sports specialty TV channels, and is the exclusive partner of the National Basketball Association (NBA) in Canada.

20   BCE Inc. | 2012 Annual Information Form |

General Development of Our Business – Three-Year History

TRANSACTION	KEY CHARACTERISTICS
Acquisition of the remaining 85% interest in CTV Inc. (CTV) (formerly CTVglobemedia Inc. and now named Bell Media Inc.) (2011)(1)

  On April 1, 2011, BCE acquired the remaining 85% interest in CTV that it did not already own in accordance with a transaction agreement (the Transaction Agreement) made as of September 10, 2010 between CTV, BCE, The Woodbridge Company Limited, 1565117 Ontario Limited (Woodbridge Holdco), Woodbridge Investments Inc. (Woodbridge Investments), Teachers’ and Torstar Corporation (Torstar)

  BCE acquired all of the Class A common shares of CTV held by each of Woodbridge Holdco, Teachers’ and Torstar for an aggregate share purchase price of approximately $1.3 billion. Including the value of our 15% interest, the transaction had an equity value of approximately $1.5 billion. Together with approximately $1.7 billion in proportionate debt, the total transaction value was approximately $3.2 billion.

  BCE also acquired certain debt from Woodbridge Investments and repaid in full CTV’s senior indebtedness, both of which constitute part of the approximately $1.7 billion in proportionate debt included in the transaction

  As a component of the consideration paid, BCE issued
  21,729,239 common shares to Woodbridge Holdco. Woodbridge Holdco agreed that, for a two-year period, it would not sell or otherwise dispose of the BCE common shares issued to it pursuant to the Transaction Agreement without the consent of BCE.

  Upon completion of the transaction, BCE unveiled Bell Media, a new business segment that includes all CTV properties and other Bell content assets.

Acquisition of xWave, a division of Bell Aliant LP (xWave) (2011)

  On January 1, 2011, Bell Canada acquired xWave from Bell Aliant for an acquisition price of $40 million, a transaction that enhances Bell Business Markets’ portfolio of IT product and professional solutions for corporate, government and health-care clients across Canada

  xWave is focused on developing advanced technology solutions and IT professional services, including e-health solutions.

Acquisition of the assets of the hosting division of Hypertec Availability Services (2010)

  On December 1, 2010, Bell Canada acquired the assets of the hosting division of Hypertec Availability Services, a top-tier data hosting provider in Québec

  The acquisition provides Bell Canada with more than 100,000 square feet of hosting space in a state-of-the-art Montréal data centre, enhancing Bell Canada’s ability to provide co-location and managed data centre services for corporate and public sector clients.

Sale of SkyTerra Communications Inc. (SkyTerra) (2010)

  On March 29, 2010, BCE sold its 22.1 million shares in satellite services company SkyTerra to private investment firm Harbinger Capital Partners (Harbinger). The sale yielded proceeds of approximately $111 million.

  Harbinger’s take-private transaction was an all-cash merger in which Harbinger acquired SkyTerra common stock for US$5.00 per share, representing an approximate 56% premium over the average closing price of SkyTerra’s common stock for the 30 days ended September 22, 2009, the last day before the announcement of the merger agreement

  The sale of the interest in SkyTerra was in line with our commitment to eliminate holdings in businesses that do not enhance the execution of our strategic imperatives

  SkyTerra is a developer and supplier of mobile satellite communication services based in Reston, Virginia.

(1)	More information with respect to this transaction and the Transaction Agreement may be found in the material change reports dated September 20, 2010 and April 1, 2011 filed by BCE with the Canadian securities regulatory authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

21   BCE Inc. | 2012 Annual Information Form |

General Development of Our Business – Three-Year History

CORPORATE INITIATIVES

Upgrade and Expansion of our Broadband Networks

One of our key objectives in the last three financial years has been investing in our broadband networks and services to enhance our competitive position and promote future growth opportunities. During this period, we have upgraded our access infrastructure by deploying fibre optic technology closer to our customers which led to the launch and subsequent expansion of our Bell Fibe Internet and Bell Fibe TV services. During this period, we have also made substantial investments in our wireless networks which led to the launch and subsequent expansion of our 4G LTE wireless network. Refer to Description of Our Business – Networks in this Annual Information Form for a detailed description of developments relating to our wireline and wireless networks during the three-year period ending on December 31, 2012.

Enhancing Customer Service

Our strategic priorities require that we constantly focus on delivering an improved customer experience while at the same time seek to increase efficiency and reduce costs. During the last three financial years, we continued to make progress in enhancing the customer experience through ongoing investments in new service systems and improved processes. Refer to the section entitled Strategic Imperatives – Improve Customer Service set out in the BCE 2010 MD&A, the BCE 2011 MD&A and the BCE 2012 MD&A contained in BCE’s annual reports for the years ended December 31, 2010, 2011 and 2012, respectively, for more details concerning customer service improvement initiatives that we have implemented during the three-year period ending on December 31, 2012.

REGULATORY ENVIRONMENT

During the last three financial years, the general development of our business has been affected by decisions made by various regulatory agencies and government departments, including the CRTC, Industry Canada and the Competition Bureau. Although most of our telephony-based and wireless and Internet services are forborne from price regulation under the Telecommunications Act, the CRTC and Federal government continue to play a significant role in regulatory matters such as broadcasting, approval of acquisitions, spectrum auctions and foreign ownership. Refer to the section entitled Our Regulatory Environment set out in the BCE 2010 MD&A, the BCE 2011 MD&A and the BCE 2012 MD&A contained in BCE’s annual reports for the years ended December 31, 2010, 2011 and 2012, respectively, for a discussion of the regulatory initiatives and proceedings that have influenced the general development of our business in the three-year period ending on December 31, 2012.

22   BCE Inc. | 2012 Annual Information Form |

Our Capital Structure

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the Toronto Stock Exchange and the ratings that certain rating agencies have attributed to BCE’s preferred shares and Bell Canada’s debt securities that are issued and outstanding.

BCE SECURITIES

BCE Preferred Shares, Common Shares and Class B Shares

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B Shares can be found under note 23 – Share Capital of the BCE 2012 financial statements on pages 116 to 117 of the BCE2012 Annual Report, which note is incorporated by reference herein.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated these foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares

  at least 80% of the members of the carrier company’s board of directors are Canadians the carrier company is not controlled by non-Canadians.

In addition, where a parent company owns at least 66 2/3% of voting shares of the carrier company (Carrier holding company), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares

  it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian force a non-Canadian to sell his or her voting shares

  suspend the voting rights attached to that person’s shares, if that person’s holdings would affect our status as “Canadian” under the Telecommunications Act.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

23   BCE Inc. | 2012 Annual Information Form |

Our Capital Structure

Similarly, the Canadian ownership rules for broadcasting licensees, such as Bell ExpressVu or Bell Media, are generally in line with the rules for Canadian common carriers by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or reviewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership criteria.

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcast licensee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licensee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on (i) registered shareholders from our transfer agent and registrar, Canadian Stock Transfer Company Inc. (CST) acting as administrative agent for CIBC Mellon Trust Company (CIBC Mellon), and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the United States Depository Trust Company (DTC). We also provide periodic reports to the CRTC.

BCE Debt Securities

As of March 7, 2013, BCE had no debt securities outstanding.

BELL CANADA DEBT SECURITIES

Bell Canada has issued long-term debt securities as summarized in the table below.

			AT DECEMBER 31,
	WEIGHTED AVERAGE		2012
	INTEREST RATE	MATURITY	(IN $ MILLIONS	)
Debentures
1997 trust indenture	4.77%	2014-2035	7,350
1976 trust indenture	9.59%	2014-2054	1,250
Subordinated debentures	8.21%	2026-2031	275
Total	5.55%		8,875

On February 11, 2013, Bell Canada redeemed, prior to maturity, all of its outstanding $149,641,000 principal amount of 10% Debentures, Series EA, due June 15, 2014 at a price equal to $1,113.389 per $1,000 of principal amount of debenture plus $15.890 of accrued and unpaid interest.

The Bell Canada debentures are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada debentures can be found under note 19 – Long-Term Debt of the BCE 2012 financial statements on pages 108 to 109 of the BCE 2012 Annual Report, which note is incorporated by reference herein.

Under its shelf prospectus (Shelf Prospectus) and prospectus supplement (Prospectus Supplement) dated August 15, 2011 and June 13, 2012, respectively, Bell Canada may issue, from time to time, until September 15, 2013, up to $3 billion of unsecured medium-term debentures (MTN Debentures). On June 18, 2012, Bell Canada issued, under the Shelf Prospectus and Prospectus Supplement, $1 billion of 3.35% MTN Debentures, Series M-25, due June 18, 2019, at a price of $99.839 per $100 principal amount. Accordingly, as at March 7, 2013, Bell Canada had $1 billion of debt securities issued under its Shelf Prospectus and Prospectus Supplement.

Bell Canada may issue short-term notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available at March 7, 2013 was $2,220 million. Bell Canada had $1,147 million of commercial paper outstanding at March 7, 2013. Certain of BellCanada’s trust indentures impose covenants which place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. In addition, Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debentures, upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debentures. “Change of Control” and “Rating Event” are defined in the terms and conditions attaching to the relevant series of debentures. Bell Canada is in compliance with all conditions and restrictions attaching to its debt securities.

24   BCE Inc. | 2012 Annual Information Form |

Our Capital Structure

RATINGS

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend partly on the quality of our credit ratings at the time capital is raised. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

As of March 7, 2013, BCE’s preferred shares and Bell Canada’s debt securities are rated by the following rating agencies:

  DBRS Limited (DBRS)

  Moody’s Investors Service, Inc. (Moody’s)

  Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (S&P).

This section describes the credit ratings, as of March 7, 2013, that BCE and Bell Canada have requested for certain of their issued and outstanding securities. These ratings provide investors with an independent measure of credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

In the last two years, we have paid rating agencies to assign ratings to BCE’s preferred shares as well as Bell Canada’s short-term and long-term debt securities. The fees paid to DBRS include access to its website. We further paid DBRS and Moody’s to assign ratings in connection with Bell Canada’s accounts receivables program.

Ratings for BCE and Bell Canada Securities

Ratings for Bell Canada Short-Term Debt Securities
SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING		RANK
Bell Canada commercial paper	DBRS	R-1 (low	)	3 out of 10
	Moody’s	P-2		2 out of 4
	S&P	A-2		4 out of 8

Ratings for Bell Canada Long-Term Debt Securities

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING		RANK
Bell Canada unsubordinated long-term debt	DBRS	A (low	)	7 out of 26
	Moody’s	Baa1		8 out of 21
	S&P	BBB+		8 out of 22
Bell Canada subordinated long-term debt	DBRS	BBB		9 out of 26
	Moody’s	Baa2		9 out of 21
	S&P	BBB		9 out of 22

Ratings for BCE Preferred Shares

PREFERRED SHARES	RATING AGENCY	RATING		RANK
BCE preferred shares	DBRS	Pfd-3 (high	)	7 out of 16
	S&P	P-2 (low	)	6 out of 18

As of March 7, 2013, BCE and Bell Canada have stable outlooks from DBRS, Moody’s and S&P.

25   BCE Inc. | 2012 Annual Information Form |

Our Capital Structure

General Explanation

Short-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED		LOWEST QUALITY OF SECURITIES RATED
DBRS	R-1 (high	)	D
Moody’s	P-1		NP
S&P	A-1 (high	)	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term debt ratings are Moody’s opinions of the ability of issuers to meet short-term financial obligations. It may assign ratings to issuers, short-term programs or to individual short-term debt instruments. These short-term obligations generally have an original maturity of 13 months or less, unless explicitly noted.

An S&P short-term debt rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in Canada’s financial markets.

Long-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED
DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term obligation ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

S&P’s long-term debt credit rating scale provides an assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the likelihood of payment, i.e. capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation, among other factors.

Preferred Shares

The table below describes the range of credit ratings that each rating agency assigns to preferred shares.

	HIGHEST QUALITY OF SECURITIES RATED		LOWEST QUALITY OF SECURITIES RATED
DBRS	Pfd-1 (high	)	D
S&P	P-1 (high	)	D

The DBRS preferred share rating scale indicates its assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is an assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the Canadian market, compared to preferred shares issued by other issuers in the Canadian market.

26   BCE Inc. | 2012 Annual Information Form |

Our Capital Structure

Explanation of Rating Categories Received for our Securities

RATING AGENCY	DESCRIPTION OF SECURITIES	RATING CATEGORY	EXPLANATION OF RATING CATEGORY RECEIVED
DBRS	Short-term debt	R-1 (low)

  good credit quality

  capacity for the payment of short-term financial obligations as they fall due is substantial overall strength is not as favourable as higher rating categories may be vulnerable to future events, but qualifying negative factors are considered manageable

	Long-term debt	A

  good credit quality

  capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA may be vulnerable to future events, but qualifying negative factors are considered manageable

BBB

  adequate credit quality

  protection of interest and principal is acceptable, but the company is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the company and its rated securities

	Preferred Shares	Pfd-3

  adequate credit quality

  protection of dividends and principal is still acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings have senior bonds rated in the higher end of the BBB category.

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk considered medium-grade and may have certain speculative characteristics
S&P	Short-term debt	A-2	satisfactory capacity of the company to fulfill its financial commitment on the obligation higher susceptibility to changing circumstances or economic conditions than obligations rated A-1 (Low)
	Long-term debt	BBB	adequate protection parameters adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments
	Preferred Shares	P-2	adequate protection parameters adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation

MARKET FOR OUR SECURITIES

The common and preferred shares of BCE are listed on the Toronto Stock Exchange. BCE’s common shares are also listed on the New York Stock Exchange.

27   BCE Inc. | 2012 Annual Information Form |

Our Capital Structure

TRADING OF OUR SECURITIES

The tables below and on the next page show the range in share price per month and volume traded on the Toronto Stock Exchange in 2012 for each class of BCE shares.

					PREFERRED SHARES
	COMMON
	SHARES	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB
January 2012
High	$43.00	$24.86	$22.15	$21.19	$22.30	$22.35	$23.15	$22.40
Low	$40.06	$23.86	$21.69	$20.37	$21.42	$21.54	$22.25	$21.84
Volume	39,066,095	245,343	72,640	461,000	230,605	123,196	458,066	101,930
February 2012
High	$40.98	$24.87	$22.55	$22.24	$23.50	$22.70	$23.40	$22.99
Low	$39.12	$23.93	$21.75	$21.03	$22.00	$22.00	$22.84	$22.25
Volume	36,188,786	60,716	280,966	122,406	96,633	41,592	468,216	15,064
March 2012
High	$41.77	$24.56	$22.74	$21.81	$23.25	$22.90	$23.32	$22.98
Low	$39.36	$23.94	$22.36	$21.31	$22.57	$22.07	$22.78	$22.60
Volume	45,595,949	55,341	71,538	136,732	81,231	23,298	434,168	27,660
April 2012
High	$40.49	$24.25	$22.89	$21.60	$23.20	$22.32	$23.00	$23.00
Low	$39.34	$23.70	$22.45	$21.02	$22.51	$22.00	$22.31	$22.70
Volume	23,010,305	61,320	65,307	97,187	64,677	31,960	120,567	16,675
May 2012
High	$41.35	$24.23	$22.90	$21.60	$23.14	$22.16	$22.78	$22.98
Low	$39.75	$23.75	$22.30	$21.30	$22.57	$21.85	$22.31	$22.54
Volume	26,193,151	43,117	53,090	101,945	72,678	19,813	178,667	125,401
June 2012
High	$42.23	$24.12	$22.46	$21.60	$22.57	$22.00	$22.44	$22.79
Low	$40.76	$23.45	$21.70	$21.00	$21.77	$21.25	$21.00	$21.75
Volume	35,372,814	31,620	136,128	68,390	93,053	32,250	282,697	24,020
July 2012
High	$42.93	$23.79	$22.01	$21.54	$22.17	$21.50	$21.65	$21.84
Low	$41.28	$23.20	$21.68	$20.95	$21.20	$20.81	$20.70	$21.18
Volume	28,044,949	274,779	34,341	101,129	171,165	30,410	320,315	31,639
August 2012
High	$45.28	$23.70	$21.92	$21.45	$22.07	$21.50	$21.05	$22.37
Low	$42.15	$23.25	$21.51	$20.84	$20.79	$20.75	$20.50	$21.00
Volume	21,631,295	375,939	41,265	149,929	298,107	67,883	420,872	80,310
September 2012
High	$44.63	$23.80	$22.09	$21.25	$22.23	$21.45	$21.20	$22.30
Low	$42.18	$23.50	$21.70	$20.90	$21.70	$21.05	$20.48	$21.41
Volume	28,971,270	373,658	36,903	43,418	176,919	19,320	116,586	94,846
October 2012
High	$43.98	$23.93	$22.30	$21.25	$22.68	$22.20	$21.65	$22.15
Low	$42.14	$23.18	$21.95	$21.06	$21.93	$21.51	$21.11	$21.80
Volume	31,481,866	344,225	68,469	26,560	685,964	54,321	127,402	1,049,033
November 2012
High	$43.50	$23.90	$22.24	$21.35	$22.22	$22.03	$21.45	$22.37
Low	$41.25	$23.40	$21.93	$21.20	$21.85	$21.25	$21.05	$21.85
Volume	27,100,614	74,728	22,690	82,211	154,242	77,870	112,124	241,752
December 2012
High	$43.32	$24.02	$22.30	$21.48	$22.11	$24.45	$21.50	$22.17
Low	$42.06	$23.79	$21.90	$21.06	$21.84	$21.25	$21.20	$22.00
Volume	30,761,879	104,626	67,110	114,757	114,624	55,664	445,707	207,914

28   BCE Inc. | 2012 Annual Information Form |

Our Capital Structure

				PREFERRED SHARES
	SERIES AC	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI	SERIES AJ	SERIES AK
January 2012
High	$23.50	$22.35	$22.00	$24.60	$24.35	$22.20	$23.90	$22.00	$25.75
Low	$22.70	$21.76	$21.36	$23.77	$23.52	$21.60	$22.76	$20.76	$24.99
Volume	266,634	84,000	145,756	575,933	408,846	229,486	253,141	147,224	1,395,054
February 2012
High	$23.90	$23.25	$22.44	$24.50	$24.38	$22.74	$24.18	$22.95	$25.79
Low	$22.95	$22.35	$21.90	$24.25	$24.14	$22.20	$23.60	$21.81	$25.10
Volume	149,563	27,528	25,079	248,007	482,175	39,484	204,641	60,271	488,645
March 2012
High	$23.50	$23.20	$22.58	$24.49	$24.35	$22.80	$24.10	$22.85	$25.60
Low	$22.50	$21.91	$22.21	$23.72	$23.90	$22.30	$23.50	$22.41	$24.91
Volume	128,757	53,300	46,580	318,256	310,803	34.931	97,161	27,681	541,930
April 2012
High	$23.06	$22.90	$22.56	$24.25	$24.17	$22.95	$24.09	$23.50	$25.55
Low	$22.55	$22.55	$22.26	$23.75	$23.50	$22.50	$23.05	$22.89	$25.06
Volume	299,961	25,928	81,866	454,692	522,100	39,783	130,411	15,172	481,564
May 2012
High	$22.80	$22.85	$22.58	$23.98	$24.10	$22.74	$23.80	$23.40	$25.58
Low	$22.42	$22.50	$22.13	$23.65	$23.34	$22.25	$23.35	$22.71	$25.01
Volume	198,658	123,945	37,824	712,873	274,713	83,883	303,147	22,512	376,602
June 2012
High	$22.55	$22.50	$22.46	$23.92	$23.95	$23.50	$23.75	$23.20	$25.25
Low	$21.68	$22.20	$21.81	$23.33	$23.46	$21.76	$23.40	$21.82	$25.00
Volume	163,748	100,433	12,251	197,310	211,825	19,766	75,099	34,372	304,905
July 2012
High	$22.23	$22.35	$21.94	$23.90	$25.44	$21.99	$23.80	$22.35	$25.85
Low	$21.00	$21.75	$21.30	$23.44	$23.63	$21.35	$23.56	$21.60	$25.16
Volume	196,913	12,522	14,669	264,884	60,056	60,342	114,616	34,672	634,455
August 2012
High	$21.80	$21.95	$21.80	$23.90	$24.05	$21.85	$23.78	$22.19	$25.80
Low	$20.80	$21.10	$21.26	$23.55	$23.64	$21.10	$23.24	$21.79	$25.19
Volume	380,602	128,148	6,915	215,017	94,657	70,452	320,713	16,120	634,408
September 2012
High	$22.08	$22.00	$21.98	$23.80	$23.95	$22.24	$23.68	$22.25	$25.35
Low	$21.05	$21.29	$21.62	$23.60	$23.67	$21.55	$23.35	$21.88	$25.15
Volume	374,472	2,414	16,620	152,805	55,143	7,950	305,430	52,699	254,787
October 2012
High	$22.63	$22.17	$22.41	$23.72	$23.75	$23.00	$23.75	$22.33	$25.40
Low	$21.82	$21.90	$21.90	$23.50	$23.10	$22.02	$23.30	$22.01	$25.10
Volume	447,181	47,862	14,604	172,163	706,087	20,254	96,046	40,872	268,158
November 2012
High	$22.30	$22.30	$22.44	$23.70	$23.95	$22.50	$23.80	$22.40	$25.59
Low	$21.80	$21.91	$21.92	$23.40	$23.65	$21.96	$23.40	$22.08	$25.15
Volume	160,699	22,345	14,212	256,279	148,410	33,250	1,099,470	30,843	376,369
December 2012
High	$22.25	$22.85	$22.15	$23.72	$23.96	$22.29	$23.80	$22.95	$25.66
Low	$21.75	$22.00	$22.00	$23.26	$23.65	$21.97	$23.50	$22.02	$25.28
Volume	209,991	13,392	13,361	289,836	472,006	113,110	206,226	25,650	249,622

29   BCE Inc. | 2012 Annual Information Form |

Our Dividend Policy

The board of directors of BCE reviews from time to time the adequacy of BCE’s common share dividend policy. On February 6, 2013, the board of directors modified BCE’s common share dividend policy from a policy with a target dividend payout ratio of 65% to 75% of earnings per share (EPS) before restructuring and other items and net (gains) losses on investments (Adjusted EPS) to a policy with a target dividend payout ratio of 65% to 75% of free cash flow (1). This modification to BCE’s dividend policy was adopted as a result of the new International Financial Reporting Standards (IFRS) accounting standard for defined benefit pension plan expense which has a significant non-cash impact on Adjusted EPS. Due to the non-cash impact on Adjusted EPS, BCE will now begin reporting its dividend payout ratio on the basis of free cash flow as it is better aligned with the payment of cash dividends.

BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

In the course of 2010, 2011 and 2012, BCE announced increases in the annual dividend payable on BCE’s common shares, as indicated in the table below.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE TIME
August 5, 2010	5.2% (from $1.74 per share to $1.83 per share)	Quarterly dividend payable on October 15, 2010
December 10, 2010	7.7% (from $1.83 per share to $1.97 per share)	Quarterly dividend payable on April 15, 2011
May 12, 2011	5.1% (from $1.97 per share to $2.07 per share)	Quarterly dividend payable on July 15, 2011
December 8, 2011	4.8% (from $2.07 per share to $2.17 per share)	Quarterly dividend payable on April 15, 2012
August 8, 2012	4.6% (from $2.17 per share to $2.27 per share)	Quarterly dividend payable on October 15, 2012

In addition, on February 7, 2013, BCE announced an increase of $0.06 per share on the annual dividend payable on BCE’s common shares, increasing the annual common share dividend payment from $2.27 to $2.33. This increase will have effect beginning with the common share quarterly dividend payable on April 15, 2013 to common shareholders of record at the close of business on March 15, 2013.

Dividends on BCE’s preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ and Series AK preferred share for 2012, 2011, and 2010.

	2012	2011	2010
Common	$2.22	$2.045	$1.785
Preferred Shares
Series R	$1.1225	$1.1225	$1.131875
Series S	$0.75	$0.75	$0.66177
Series T	$0.84825	$1.056188	$1.1255
Series Y	$0.75	$0.75	$0.66177
Series Z	$1.009063	$1.08275	$1.08275
Series AA	$1.03125	$1.20	$1.20
Series AB	$0.75	$0.75	$0.66177
Series AC	$1.15	$1.15	$1.15
Series AD	$0.75	$0.75	$0.66177
Series AE	$0.75	$0.75	$0.66177
Series AF	$1.13525	$1.13525	$1.13525
Series AG	$1.125	$1.115625	$1.0875
Series AH	$0.75	$0.75	$0.66177
Series AI	$1.0375	$1.1	$1.1625
Series AJ	$0.75	$0.3375	–
Series AK	$1.03752	$0.50667	–

(1)	For 2013, we define “free cash flow” as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

30   BCE Inc. | 2012 Annual Information Form |

Our Directors and Executive Officers

DIRECTORS

The table below lists BCE’s directors, where they lived, the date they have been elected or appointed and their principal occupation on March 7, 2013.

DIRECTORS
NAME AND PROVINCE/STATE	DATE ELECTED OR APPOINTED
AND COUNTRY OF RESIDENCE	TO THE BCE BOARD	PRINCIPAL OCCUPATION ON MARCH 7, 2013
Barry K. Allen,	May 2009	Operating Partner, Providence (private equity firm focused on media,
Florida, United States		entertainment, communications and information investments),
since September 2007
André Bérard, O.C.,	January 2003	Corporate director, since March 2004
Québec, Canada
Ronald A. Brenneman,	November 2003	Corporate director, since March 2010
Alberta, Canada
Sophie Brochu,	May 2010	President and Chief Executive Officer, Gaz Métro Inc. (natural gas
Québec, Canada		distributor in Québec), since February 2007
Robert E. Brown,(1) (2)	May 2009	Corporate director, since October 2009
Québec, Canada
George A. Cope,	July 2008	President and Chief Executive Officer, BCE and Bell Canada,
Ontario, Canada		since July 2008
David F. Denison, FCPA, FCA,	October 2012	Corporate director, since June 2012 and chartered accountant
Ontario, Canada
Anthony S. Fell, O.C.,	January 2002	Corporate director, since January 2008
Ontario, Canada
The Honourable	January 2003	Vice-Chairman, BMO Capital Markets (investment bank),
Edward C. Lumley, P.C.,(3)		since December 1991
Ontario, Canada
Thomas C. O’Neill, FCPA, FCA,	January 2003	Chair of the Board of Directors, BCE and Bell Canada (since February 2009)
Ontario, Canada		and chartered accountant
The Honourable	July 2011	Senior Executive Vice-President and Vice-Chairman,
James Prentice, P.C., Q.C.,		Canadian Imperial Bank of Commerce (chartered bank), since January 2011
Alberta, Canada
Robert C. Simmonds,	May 2011	Chairman, Lenbrook Corporation (national distributor of electronics
Ontario, Canada		components and radio products), since April 2002
Carole Taylor,	August 2010	Corporate director, since September 2010
British Columbia, Canada
Paul R. Weiss, FCPA, FCA,	May 2009	Corporate director, since April 2008, and chartered accountant
Ontario, Canada

(1)	Was a director of Air Canada from March 2003 to October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.
(2)	Was also a director of Nortel Networks Corp. when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corp. and Nortel Networks Ltd. (collectively, Nortel Networks). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators.
(3)	Was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.

31   BCE Inc. | 2012 Annual Information Form |

Our Directors and Executive Officers

Past Occupation

Under BCE’s by-laws, each director holds office until the next annual shareholder meeting or until their earlier resignation. All of BCE’s directors have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below.

DIRECTOR	PAST OCCUPATION
Mr. Brenneman	Executive Vice-Chairman of Suncor Energy Inc. (integrated energy company) from August 2009 to February 2010 and President and Chief Executive Officer of Petro-Canada (petroleum company)
from 2000 to August 2009
Mr. Brown	President and Chief Executive Officer of CAE Inc. (provider of simulation and modeling technologies as well as integrated training service for both civil aviation and defence customers) from August 2004 to September 2009
Mr. Denison	President and Chief Executive Officer of Canada Pension Plan Investment Board (professional investment management organization) from January 2005 to June 2012
Mr. O’Neill	Corporate director from 2003 to February 2009 when he was appointed Chair of the board, BCE and
Bell Canada
Mr. Prentice	Held various functions in the Canadian Government from January 2006 to November 2010, notably as Minister of Industry, Environment and Indian Affairs
Ms. Taylor	Senior Advisor, Borden Ladner Gervais LLP (law firm) from 2009 to September 2010
Chair of the Federal Finance Minister’s Economic Advisory Council from 2008 to January 2010
Minister of Finance for British Columbia from 2005 to June 2008
Mr. Weiss	Partner of KPMG LLP (KPMG) (accounting and audit firm) from 1977 until March 2008

Committees of the Board

The table below lists the committees of BCE’s board of directors and their members on March 7, 2013.

COMMITTEES	MEMBERS
Audit	Paul R. Weiss (Chair)
André Bérard
Sophie Brochu
David F. Denison
Anthony S. Fell
James Prentice
Robert C. Simmonds
Corporate Governance	Robert E. Brown (Chair)
Barry K. Allen
Sophie Brochu
Edward C. Lumley
Robert C. Simmonds
Management Resources	Ronald A. Brenneman (Chair)
and Compensation	Barry K. Allen
André Bérard
Anthony S. Fell
Carole Taylor
Pension Fund	Edward C. Lumley (Chair)
Ronald A. Brenneman
Robert E. Brown
David F. Denison
Carole Taylor
Paul R. Weiss

32   BCE Inc. | 2012 Annual Information Form |

Our Directors and Executive Officers

EXECUTIVE OFFICERS

The table below lists BCE’s and Bell Canada’s executive officers, being the 13 members of the Executive Committee of BCE and Bell Canada, where they lived and the office that they held at BCE and/or Bell Canada on March 7, 2013.

PROVINCE AND COUNTRY
NAME	OF RESIDENCE	OFFICE HELD AT BCE/BELL CANADA
Mirko Bibic	Ontario, Canada	Executive Vice-President and Chief Legal & Regulatory Officer
(BCE and Bell Canada)
Charles W. Brown (1)	Ontario, Canada	President – The Source (Bell Canada)
Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)
George A. Cope	Ontario, Canada	President and Chief Executive Officer (BCE and Bell Canada)
Kevin W. Crull	Ontario, Canada	President – Bell Media (Bell Canada)
Stephen Howe	Ontario, Canada	Executive Vice-President and Chief Technology Officer (Bell Canada)
Bernard le Duc	Ontario, Canada	Executive Vice-President – Corporate Services (BCE and Bell Canada)
Thomas Little	Ontario, Canada	President – Bell Business Markets (Bell Canada)
Wade Oosterman	Ontario, Canada	President – Bell Mobility and Bell Residential Services and Chief Brand
Officer (Bell Canada)
Mary Ann Turcke	Ontario, Canada	Executive Vice-President – Field Operations (Bell Canada)
Martine Turcotte	Québec, Canada	Vice Chair, Québec (BCE and Bell Canada)
Siim A. Vanaselja	Québec, Canada	Executive Vice-President and Chief Financial Officer (BCE and Bell Canada)
John Watson	Ontario, Canada	Executive Vice-President – Customer Operations (Bell Canada)

(1)	Was a director and the Chief Executive Officer of Wave Wireless Corporation on, or during the year preceding, October 31, 2006, the date when Wave Wireless Corporation filed a voluntary petition for relief pursuant to Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court.

Past Occupation

All of our executive officers have held their present positions or other executive positions with BCE or Bell Canada during the past five years or more, except for:

OFFICER	PAST OCCUPATION
Mr. Little	President and Chief Executive Officer, Visual Sonics Inc. from June 2002 to May 2009
Mr. Watson	Executive Vice-President and President, Telus Consumer Solutions, TELUS Communications Inc.
from April 2005 to June 2009

DIRECTORS’ AND EXECUTIVE OFFICERS’ SHARE OWNERSHIP

As at December 31, 2012, BCE’s directors and executive officers as a group beneficially owned, or exercised control or direction over, directly or indirectly, 1,006,413 common shares (or 0.1%) of BCE.

33   BCE Inc. | 2012 Annual Information Form |

Legal Proceedings

We become involved in various legal proceedings as a part of our business. This section describes important legal proceedings. While we cannot predict the final outcome of the legal proceedings in which we are defendants described below or of any other legal proceedings pending at March 7, 2013, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our financial statements. With regard to those legal proceedings in which we are defendants, we believe that we have strong defences and we intend to vigorously defend our positions.

Class Action Concerning Increase to Late Payment Charges

On October 28, 2010, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiff alleges that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages by Bell Canada and Bell Mobility.

On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services. A trial date has not yet been set.

On January 10, 2012, another motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell ExpressVu with respect to TV services. Plaintiff seeks authorization to file a class action based on a cause of action alleged to be identical to the one described in the motion filed on October 28, 2010.

Purported Class Action Concerning Dividends

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement (the Definitive Agreement) providing for the proposed acquisition of all of the outstanding common and preferred equity of BCE Inc. (the Privatization) by a corporation owned by an investor group led by Teachers’ Private Capital, the private investment arm of Teachers’, and affiliates of Providence Equity Partners Inc., Madison Dearborn and Merrill Lynch Global Private Equity (the Purchaser). On July 4, 2008, the Definitive Agreement was amended to, amongst other things, extend the outside date of the transaction and provide that BCE Inc. would not pay dividends on its common shares until completion of the Privatization. On December 11, 2008, BCE Inc. announced that the proposed Privatization would not proceed.

On October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against BCE Inc., the Purchaser and its guarantors (Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn, collectively, the Guarantors) on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008. The plaintiffs allege, among other things, that by suspending the payment of dividends to common shareholders, and amending the Definitive Agreement without shareholder approval, BCE Inc. violated its by-laws and articles, its dividend policy, the Definitive Agreement, the Canada Business Corporations Act and the March 7, 2008 order of the Québec Superior Court approving the plan of arrangement of BCE Inc. giving effect to the proposed Privatization. The plaintiffs also allege that BCE Inc. acted in an oppressive manner. The action seeks, among other things and in addition to unquantified damages, the payment of dividends for the second and third quarters of 2008. The statement of claim alleges that class members have suffered damages of at least $588 million.

On October 15, 2009, BCE Inc. brought a motion to strike the statement of claim. On December 23, 2009, the plaintiffs filed an application seeking, among other things, leave to amend the statement of claim and commence a claim under the secondary market disclosure provisions of The Securities Act (Saskatchewan) and certification of the action as a class action. The lawsuit has not yet been certified as a class action. No hearing date has been set for the various motions pending in this case.

34   BCE Inc. | 2012 Annual Information Form |

Legal Proceedings

Purported Class Action Concerning 911 Fees

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against communications service providers, including Bell Mobility and Bell Aliant LP, on behalf of certain alleged customers. The action also names BCE Inc. and Bell Canada as defendants. The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. The lawsuit has not yet been certified as a class action and no hearing date has been set for the certification motion.

Vidéotron Lawsuit

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). The claim was for an initial amount of $374 million in damages, plus interest and costs. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to plaintiffs’ services. On July 23, 2012, the court issued a judgment pursuant to which it did not find Bell ExpressVu at fault in its overall efforts to fight signal piracy but concluded that the complete smart card swap it undertook should have been completed earlier. In this regard, the court granted the plaintiffs damages of $339,000, plus interest and costs.

The plaintiffs are appealing to the Québec Court of Appeal the quantum of damages awarded by the trial judge and are now seeking damages in the amount of $164.5 million, plus costs, interest and an additional indemnity. Bell ExpressVu has also filed with the Québec Court of Appeal an appeal of the lower court decision on its finding of liability. No hearing date has been set for the appeal.

Class Action Concerning Wireless System Access Fees

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility and Aliant Telecom Inc., on behalf of certain alleged customers (the Initial Action). This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion, in connection with certain system access fees invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified damages and punitive damages.

On September 17, 2007, the court granted certification, on the ground of unjust enrichment only, of a national class encompassing all customers of the defendant wireless communications service providers wherever resident in Canada.

On July 27, 2009, a new statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility and members of the Bell Aliant group, on behalf of certain alleged customers (the Second Action). The statement of claim for the Second Action is based on alleged facts similar to those in the Initial Action. On December 22, 2009, the court stayed the Second Action upon an application by defendants to dismiss it as an abuse of process. On March 9, 2010, the plaintiffs filed a motion for leave to appeal that decision to the Saskatchewan Court of Appeal. This application was adjourned pending the outcome of the Initial Action.

On November 15, 2011, the Saskatchewan Court of Appeal maintained the Court of Queen’s Bench certification decision of the Initial Action. On January 16, 2012, Bell Mobility and the other defendants filed with the Supreme Court of Canada their respective leave to appeal applications of the Saskatchewan Court of Appeal decision. On June 28, 2012, the Supreme Court of Canada denied the defendants’ leave to appeal application. Accordingly, the Initial Action is now proceeding as a national class action on the merits against the defendants on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

35   BCE Inc. | 2012 Annual Information Form |

Legal Proceedings

On December 16, 2011, a new proceeding was filed in the Supreme Court of British Columbia against several telecommunication service providers, including BCE Inc. and Bell Mobility. The claim is similar to the Initial Action. The relief sought includes an injunction restraining the alleged misrepresentation, an order for restoration or disgorgement of the system access fee’s revenue and punitive damages. The claim has not yet been certified as a class proceeding.

Settlement of Privatization Transaction Lawsuit

On December 17, 2008, BCE Inc. filed a motion to institute legal proceedings in the Québec Superior Court against the Purchaser and the Guarantors in respect of the payment of a $1.2 billion break-up fee following the termination of the Definitive Agreement. The legal proceeding was settled in October 2012 as part of the Q9 acquisition transaction, as discussed in more detail under General Development of Our Business – Three-Year History – Transactions – Key Completed Transactions.

Other

We are subject to other legal proceedings considered normal in the ordinary course of our current and past operations, including employment-related disputes, contract disputes and customer disputes. In some legal proceedings, the claimant seeks damages as well as other relief which, if granted, would require substantial expenditures on our part.

36   BCE Inc. | 2012 Annual Information Form |

Interest of Management and Others in Material Transactions

To the best of our knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

Experts

Deloitte LLP prepared the Report of Independent Registered Chartered Professional Accountants in respect of our audited consolidated financial statements and the Report of Independent Registered Chartered Professional Accountants in respect of our internal control over financial reporting. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and the United States Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Transfer Agent and Registrar

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is CST, acting as administrative agent for CIBC Mellon at its principal offices in Montréal, Québec; Halifax, Nova Scotia; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia and in the United States is American Stock Transfer & Trust Company, LLC at its principal offices in Brooklyn, New York.

The register for Bell Canada’s debentures and Bell Canada’s subordinated debentures is kept at the principal office of CIBC Mellon, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon through BNY Trust Company of Canada acting as attorney in Montréal, Toronto, Calgary and Vancouver.

37   BCE Inc. | 2012 Annual Information Form |

For More Information

DOCUMENTS YOU CAN REQUEST

You can ask us for a copy of any of the following documents:

  this Annual Information Form, together with any document, or the relevant pages of any document, incorporated by reference into it

  BCE’s most recent annual report, which includes the audited consolidated financial statements and management’s discussion and analysis for the most recently completed financial year together with the accompanying auditors’ report any interim financial statements that were filed after the financial statements for the most recently completed financial year any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

Please send your request to the Corporate Secretary of BCE, at 1 Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun, Québec H3E 3B3.

We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus. At any other time, we may charge you a reasonable fee if you or the company you work for is not a securityholder of BCE.

You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Investor Relations group of BCE, at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

OTHER INFORMATION ABOUT BCE

The above documents, as well as BCE’s annual and quarterly reports and news releases, are also available on BCE’s website at www.bce.ca.

Additional information, including information as to directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of the securityholders that involved the election of directors.

Additional information relating to BCE is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and related management’s discussion and analysis for BCE’s most recently completed financial year contained in the BCE 2012 Annual Report.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

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Schedule 1 – Audit Committee Information

The purpose of BCE’s audit committee (Audit Committee) is to assist the board of directors in its oversight of:

  the integrity of BCE’s financial statements and related information

  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors

  BCE’s management’s responsibility for assessing and reporting on the effectiveness of internal controls

  BCE’s enterprise risk management processes.

MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND SIMULTANEOUS SERVICE

Under the Sarbanes-Oxley Act and related United States Securities and Exchange Commission rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert,” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the New York Stock Exchange governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The board of directors has determined that all the members of the Audit Committee during 2012 were, and all current members of the Audit Committee are, financially literate and independent. In respect of the current Audit Committee members, as well as members during 2012, the board of directors determined that at least one of the members of the Audit Committee, being the current Chair of the Audit Committee, Mr. P.R. Weiss, is qualified as an “audit committee financial expert.” The table below indicates the relevant education and experience of all the Audit Committee members during 2012 and the current members.

RELEVANT EDUCATION AND EXPERIENCE

DIRECTOR	PAST OCCUPATION
P.R. Weiss, FCPA, FCA (Chair)	Mr. Weiss has been a director on the BCE board of directors since May 2009 and became Chair of the Audit Committee on May 7, 2009. Mr. Weiss is a director and audit committee Chair at Torstar, director and member of the audit committee of The Empire Life Insurance Company and was a director of ING Bank of Canada until November 2012. He is Chair of the Board of Directors of Soulpepper Theatre Company, past Chair of Toronto Rehab Foundation, and a director of Niagara International Music Festival. For over 40 years, until his retirement in 2008, he was with KPMG LLP. He served as Managing Partner of the Canadian Audit Practice (KPMG Canada), a member of KPMG Canada’s Management Committee, and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University.
A. Bérard, O.C.	Mr. Bérard has been a director on the BCE board of directors since January 2003. He is a director of Bombardier Inc., Groupe BMTC Inc., and TransForce Inc. Mr. Bérard was Chair of the Board of National Bank of Canada (chartered bank) from 2002 to March 2004, and Chair of the Board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002. He holds a Fellows Diploma from the Institute of Canadian Bankers and was Chair of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.
S. Brochu	Ms. Brochu has been a director on the BCE board of directors since May 2010. Ms. Brochu has been active in the energy industry for more than 25 years. She began her career in 1987 as a financial analyst for SOQUIP (Société québécoise d’initiatives pétrolières). In 1997, she joined Gaz Métro Inc., as Vice President, Business Development. In 2005, Ms. Brochu was appointed Executive Vice-President. Since 2007, she has held the position of President and Chief Executive Officer of Gaz Métro Inc. and is a member of the Board of Directors. She is also a director and member of the audit committee of Bank of Montréal. Ms. Brochu graduated in economics from Université Laval, in Québec City, where she specialized in the energy sector. She is the Chair of Forces Avenir which promotes student involvement in their communities. Ms. Brochu is actively involved with Centraide of Greater Montreal. She co-founded “80, ruelle de l’Avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school.

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Schedule 1 – Audit Committee Information

D.F. Denison, FCPA, FCA (since October 31, 2012)	Mr. Denison has been a director on the BCE board of directors since October 2012. Mr. Denison has extensive experience in the financial services industry, most recently serving as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. He is a director of Royal Bank of Canada since 2012, and director of Allison Transmission Holdings, Inc. since 2013. He has held senior positions in the investment, consulting and asset management businesses in Canada, the United States and Europe. Prior to his appointment to the Canada Pension Plan Investment Board, Mr. Denison was President of Fidelity Investments Canada Limited. Mr. Denison is a director of The United Way of Greater Toronto, and a member of the Toronto Community Foundation Investment Committee and the University of Toronto Investment Advisory Committee. He also serves on the World Bank Treasury Expert Advisory Committee. Mr. Denison earned Bachelor degrees in mathematics and education from the University of Toronto and is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
A.S. Fell, O.C.	Mr. Fell has been a director on the BCE board of directors since January 2002. Mr. Fell is a former Deputy Chairman of Royal Bank of Canada. He was with RBC Dominion Securities Inc. (investment bank) and predecessor companies for 48 years including 18 years as Chief Executive Officer and a further 8 years as Chairman until his retirement in 2007. He is a director of Loblaw Companies Limited. Mr. Fell is a past Chairman of Munich Reinsurance Company of Canada and past Chairman of the Investment Dealers Association of Canada and a past Governor of the Toronto Stock Exchange. Mr. Fell is also a past Chairman of the University Health Network, the United Way Campaign for Metropolitan Toronto, the Princess Margaret Hospital Capital Campaign and is a past Governor of the Duke of Edinburgh’s Award Program in Canada, St. Andrew’s College and the Ontario Division of the Canadian Arthritis Society. Mr. Fell was appointed an Officer of the Order of Canada in 2001 and received an Honorary Doctor of Laws Degree from McMaster University in 2001 and from the University of Toronto in 2006. Mr. Fell was inducted into the Canadian Business Hall of Fame in May 2010.
J. Prentice	Mr. Prentice is a director on the BCE board of directors since July 2011. Mr. Prentice is responsible for expanding Canadian Imperial Bank of Commerce’s relationships with corporate clients across Canada and abroad, and for providing leadership on strategic initiatives to enhance Canadian Imperial Bank of Commerce’s position in the market. Mr. Prentice is well known for his contribution to public life in Canada. He was first elected as the Member of Parliament for Calgary Centre North in 2004 and re-elected in 2006 and 2008. From January 2006 until November 2010 he was one of the most senior Ministers in the Canadian Government, serving variously as the Minister of Industry, the Minister of the Environment and the Minister of Indian Affairs and Northern Development. In addition, Mr. Prentice chaired the Operations Committee of Cabinet and sat on the Priorities and Planning Committee from 2006 through November 2010. Prior to entering public office, Mr. Prentice practiced law in Calgary, specializing in commercial law and property rights. He served as the Co-Chair of the Indian Claims Commission of Canada from 1993 until 2000. He graduated from the University of Alberta with a Bachelor of Commerce in 1977 and then entered Dalhousie Law School as a Dunn Scholar, graduating with his Bachelor of Laws in 1980. Mr. Prentice was designated a Queen’s Counsel in 1992.
R.C. Simmonds	Mr. Simmonds has been a director on the BCE board of directors since May 2011. Mr. Simmonds is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chairman of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. He became the Chairman of Lenbrook Corporation in 2002, having been a founder and director of the company since 1977. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is an executive with the Radio Advisory Board of Canada (RABC), the body that provides unbiased and technically expert advice to the federal Department of Industry, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A. Sc. in Electrical Engineering at the University of Toronto.

The New York Stock Exchange governance rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the audit committee.

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Schedule 1 – Audit Committee Information

In addition to serving on BCE’s Audit Committee, Mr. Bérard serves on the audit committees of the following public companies: Bombardier Inc., Groupe BMTC Inc. and TransForce Inc. The board of directors has carefully reviewed the audit committee service of Mr. Bérard and has concluded that these other activities do not currently impair his ability to effectively serve on BCE’s Audit Committee. This conclusion is based on the following:

  he is retired and is not involved in professional activities other than sitting on various public corporations’ boards of directors and audit committees he has extensive accounting and financial knowledge and experience, which serves the best interests of BCE he makes valuable contributions to BCE’s Audit Committee.

PRE-APPROVAL POLICIES AND PROCEDURES

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to BCE and its subsidiaries pre-approving all services to be provided by the external auditors of BCE and its subsidiaries establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services for all audit or non-audit services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee prior to engaging the external auditors specific permitted services however are pre-approved annually and quarterly by the audit committee and consequently only require approval by the Chief Financial Officer prior to engaging the external auditors at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes the details of fees incurred within the pre-approved amounts.

The Auditor Independence Policy is available in the governance section of BCE’s website at www.bce.ca.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2012		2011
	(IN $ MILLIONS	)	(IN $ MILLIONS	)
Audit fees (1)	7.9		9.5
Audit-related fees (2)	2.0		1.6
Tax fees (3)	0.6		0.7
All other fees (4)	0.1		–
Total (5)	10.6		11.8

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2012, the fees are mostly for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $10.6 million for 2012 and $11.8 million for 2011 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.5 million in 2012 and $9.7 million in 2011.

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Schedule 2 – Audit Committee Charter

I.	PURPOSE
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit;
E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and
F.	the Corporation’s enterprise risk management processes.
II.	DUTIES AND RESPONSIBILITIES
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A.	Financial Reporting and Control
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
	a.	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;
	b.	analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several generally accepted accounting principles (GAAP) on the financial statements when such a selection has been made in the current reporting period;
	c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation;
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-GAAP information).
2.	Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:
	a.	the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, Annual Information Forms, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;
		–	In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;
	b.	any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

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Schedule 2 – Audit Committee Charter

3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
	b.	all material selections of accounting policies when there is a choice of policies available under GAAP that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and
	c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.

B.	Oversight of the Shareholders’ Auditors
1.	Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.
2.	Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.
3.	Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.
4.	Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.
5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;
	b.	obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and
	c.	the evaluation of the lead audit partner, taking into account the opinions of management and internal audit.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
	b.	any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.
8.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
9.	Review the annual audit plan with the shareholders’ auditor.
10.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.

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Schedule 2 – Audit Committee Charter

C.	Oversight of Internal Audit
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;
	b.	discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit;
	c.	obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.
2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.

D.	Oversight of the Corporation’s Internal Control System
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s systems of internal controls over financial reporting;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.	Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.
5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.

E.	Oversight of the Corporation’s Risk Management
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing and managing risks;
	b.	the Corporation’s major financial and operational risk exposures and the steps the Corporation has taken to monitor and control such exposures;
	c.	the Corporation’s major security risks and security trends that may impact the Corporation’s operations and business;
	d.	the Corporation’s business continuity plans, including work stoppage and disaster recovery plans;
	e.	the Corporation’s environmental risks, and environment trends that may impact the Corporation’s operations and business.
2.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to:
	i.	security policies, including the physical safeguarding of corporate assets and security of networks and information systems;
	ii.	environmental policy and environmental management systems.

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Schedule 2 – Audit Committee Charter

3.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management systems, and review and report thereon to the Board of Directors.
F.	Compliance with Legal Requirements
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.
2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.

III.	EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD OF DIRECTORS
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.
IV.	OUTSIDE ADVISORS
The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V.	MEMBERSHIP
The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

VI.	AUDIT COMMITTEE CHAIR
The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:
A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.	In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

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Schedule 2 – Audit Committee Charter

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.	Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;
H.	Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and
I.	Carry out any special assignments or any functions as requested by the Board of Directors.
VII.	TERM
The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII.	PROCEDURES FOR MEETINGS
The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

IX.	QUORUM AND VOTING
Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X.	SECRETARY
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/ her delegate shall be the Secretary of the Audit Committee.
XI.	VACANCIES
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.
XII.	RECORDS
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

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